LIGHTSPEED POS INC.
ANNUAL INFORMATION FORM

Fiscal Year ended March 31, 2021

May 20, 2021

ANNUAL INFORMATION FORM
LIGHTSPEED POS INC.

EXPLANATORY NOTES
As used in this Annual Information Form (“AIF”), unless the context indicates or requires otherwise, all references to the “Company”, “Lightspeed”, “we”, “us” or “our” refer to Lightspeed POS Inc. together with our subsidiaries, on a consolidated basis. Furthermore, as used in this AIF, unless the context indicates or requires otherwise, the following terms have the following meanings:
“Audit Committee” means the audit committee of the Board;
“CBCA” means the Canada Business Corporations Act, as amended from time to time;
“CNG Committee” means the compensation, nominating and governance committee of the Board;
“COVID-19 Pandemic” means the COVID-19 pandemic declared by the World Health organization on March 11, 2020;
“Fiscal 2019” means the fiscal year ending March 31, 2019;
“Fiscal 2020” means the fiscal year ending March 31, 2020;
"Fiscal 2021" means the fiscal year ending March 31, 2021;
"NYSE" means the New York Stock Exchange;
“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as amended from time to time;
“NI 52-110” means National Instrument 52-110 – Audit Committees, as amended from time to time;
“POS” means point of sale;
“Risk Committee” means the risk committee of the Board;
“SaaS” means software-as-a-service;
“SMBs” means small- and medium-sized businesses; and
“TSX” means the Toronto Stock Exchange.
This AIF is dated May 20, 2021, which is the date it was approved by the board of directors of the Company (the “Board”), and, unless specifically stated otherwise, all information disclosed in this AIF is provided as at March 31, 2021, the end of Lightspeed’s most recently completed fiscal year.
This AIF should be read in conjunction with the Company’s audited consolidated financial statements and notes for Fiscal 2021 and Management’s Discussion and Analysis for Fiscal 2021, but which, for greater certainty, are not incorporated by reference herein.
Trademarks and Trade Names
This AIF includes certain trademarks, such as “Lightspeed”, “Flame Design”, “Kounta”, “Gastrofix”, "ShopKeep", "Upserve" and "Vend" which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this AIF may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.
Presentation of Financial Information and Other Information
We present our consolidated financial statements in U.S. dollars. All references in this AIF to dollars, “$” or “US$” are to United States dollars and all references to Canadian dollars and “C$” are to Canadian dollars. Amounts are stated in U.S. dollars unless otherwise indicated.
Key Performance Indicators
This AIF makes reference to “Average Revenue Per User” or “ARPU”, “Customer Locations” and “Gross Transaction Volume” or “GTV”, which are key performance indicators we monitor to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
“Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period.

“Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites. We believe that our ability to increase the number of Customer Locations served by our platforms is an indicator of our success in terms of market penetration and growth of our business. We have successfully demonstrated a history of growing both the number of our Customer Locations and GTV per Customer Location through the increased use of our platforms.
“Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based software-as-a-service platforms in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platforms. GTV does not represent revenue earned by us.
See “Key Performance Indicators” from Management’s Discussion and Analysis of Financial Condition and Results of Operations for Fiscal 2021.
Exchange Rate Data
The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the periods specified, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of U.S. dollars into Canadian dollars.

	Fiscal Year Ended March 31,
	2021	2020
	(C$)	(C$)
Highest rate during the period	1.4217	1.4496
Lowest rate during the period	1.2455	1.2970
Average rate for the period	1.3219	1.3308
Rate at the end of the period	1.2575	1.4187
FORWARD-LOOKING INFORMATION

This AIF contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of the ongoing COVID-19 Pandemic as well as statements relating to expectations regarding industry trends, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expected acquisition outcomes and synergies, our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; seasonality in our business and in the business of our customers; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors identified in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2021 and our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and the following risk factors described in greater detail under “Risk Factors” of this AIF:
•the COVID-19 Pandemic is adversely affecting and is expected to continue to adversely affect our business, operating results and financial condition and this adverse affect could be material;
•our rapid growth may not be sustainable and depends on our ability to attract new customers, retain revenue from existing customers and increase sales to both new and existing customers;
•we may not be able to successfully implement our growth strategy on a timely basis or at all;
•the impact of worldwide economic conditions such as the COVID-19 Pandemic, including the resulting effect on the operations of and spending by SMBs and consumer spending, may adversely affect our business, operating results and financial condition;
•our business could be harmed if we fail to manage our growth effectively;
•we have a history of losses and we may be unable to achieve profitability;
•we have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position;
•businesses we acquire may not have disclosure controls and procedures and internal controls over financial reporting, cybersecurity controls and data privacy compliance programs, or their existing controls and programs may be weaker than or otherwise not in conformity with ours;
•our limited operating history in new and developing markets and new geographic regions makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful;
•our growth strategy involves building on our success in payments and financial solutions, which may present risks and challenges that we have not yet experienced;
•our operating results are subject to seasonal fluctuations;
•if we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platforms and innovate and introduce new solutions in a manner that responds to our customers’ evolving needs, our business may be adversely affected;
•Lightspeed Payments subjects us to regulatory requirements, payment card network rules, payment card transactions underwriting and other risks that could be costly and difficult to comply with or that could harm our business;
•our risk management efforts in connection with the processing of payments may not be effective, which could expose us to losses and liability and otherwise harm our business;
•we are subject to additional risks relating to the availability of capital to fund customers, the ability of our customers to generate sales to remit receivables, general macroeconomic conditions and the risk of fraud;
•activities of customers or partners or the content of our customer’ shops could damage our brand, subject us to liability, and harm our business and financial results;
•we rely on a limited number of suppliers to provide part of the technology we offer through Lightspeed Payments and/or other payments offerings;

•security breaches, denial of service attacks, or other hacking and phishing attacks on our systems or other security breaches, including internal security failures, could harm our reputation or subject us to significant liability, and adversely affect our business and financial results;
•system failures, interruptions, delays in service, catastrophic events, inadequate infrastructure and resulting interruptions in the availability or functionality of our platforms could harm our reputation or subject us to significant liability, and adversely affect our business and financial results;

•interruptions or other issues in the proper functioning of or upgrades to our information technology systems could cause disruption to our operations;
•we store personal and other information of our partners, our customers and their consumers and our employees. If the security of this information is compromised or is otherwise accessed without authorization, or is perceived to be compromised or accessed without authorization, our reputation may be harmed and we may be exposed to liability and loss of business;

•we may incur additional costs to maintain legitimate means for our transfer and receipt of personal data from European countries, or may be unable to maintain such legitimate means;

•our business is susceptible to risks associated with international operations, including international sales and the use of our platform in various countries;
•our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation;
•we rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to run our business;
•third-party hardware that we sell to our customers is generally procured from a single or limited number of suppliers. Thus, we are at risk of shortages, price increases, changes, delays or discontinuations of hardware, which could disrupt and materially adversely affect our business;
•our business is highly competitive. We may not be able to compete successfully against current and future competitors;
•if our software or hardware contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our customers;
•we may be unable to achieve or maintain data transmission capacity;
•our growth depends in part on the success of our strategic relationships with third parties;
•we rely to a significant extent on the integration of third-party payment processing solutions;
•if we do not maintain the compatibility of our solutions with third-party applications and operating systems that our customers use or the fiscal recording requirements they are required to comply with in their business processes, demand for our solutions could decline;
•our business and prospects would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which our customers and their consumers interface with our platform;
•mobile devices are increasingly being used to conduct commerce, and if our solutions do not operate as effectively when accessed through these devices, our customers and their consumers may not be satisfied with our services, which could harm our business;
•we may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;
•we may be subject to claims by third-parties of intellectual property infringement;
•if we are unable to hire, retain and motivate qualified personnel, our business will suffer;
•we are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition;

•we may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms;
•from time to time, we may become defendants in legal proceedings as to which we are unable to assess our exposure and which could become significant liabilities in the event of an adverse judgment;
•new tax laws could be enacted or existing laws could be applied to us or our customers, which could increase the costs of our solutions and adversely impact our business;
•unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition;
•our future effective tax rates could be subject to volatility or adversely affected by a number of factors;
•tax authorities may seek to assess business taxes, sales and use taxes and other indirect taxes. If we are required to collect such taxes in additional jurisdictions, we might be subject to tax liability for past sales;

•we may not be able to utilize a significant portion of our net operating loss (“NOL”), which could adversely affect our potential profitability;
•failure to effectively expand our sales capabilities could harm our ability to increase our subscriber base and achieve broader market acceptance of our platforms;
•we rely on search engines, advertising on the Internet and social networking sites to attract a meaningful portion of our customers. If we are not able to generate traffic to our website through search engines, advertising on the Internet and social networking sites, our ability to attract new customers may be impaired. In addition, if our customers are not able to generate traffic to their stores, restaurants and websites through search engines, advertising on the Internet and social networking sites, their ability to attract consumers may be impaired;
•if we fail to maintain a consistently high level of customer service or if we fail to manage our reputation, our brand, business and financial results may be harmed;
•we are subject to export and import controls and anti-corruption and economic sanctions laws that could impair our ability to offer our platform internationally or subject us to liability if we are not in compliance with applicable laws;
•our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed;
•our insurance costs may increase significantly, we may be unable to obtain the same level of insurance coverage and our insurance coverage may not be adequate to cover all possible losses we may suffer;
•provisions of our present and future debt instruments may restrict our ability to pursue business strategies;
•we are dependent upon customers’ continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce;
•changes in accounting standards and interpretations, and our adoption thereof, as well as subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition;
•exchange rate fluctuations may negatively affect our results of operations;
•climate change may have an impact on our business;
•the market price of our subordinate voting shares may be volatile and your investment could suffer or decline in value;
•we do not currently anticipate paying dividends;
•future sales, or the perception of future sales, of subordinate voting shares by existing shareholders or by us, or future dilutive issuances of subordinate voting shares by us, could adversely affect prevailing market prices for the subordinate voting shares;
•our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our share price to decline;

•securities analysts’ research or reports could impact the price of the subordinate voting shares;
•we incur significant expenses as a result of being a public company;
•as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders;
•we are required to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be effective, which could adversely affect investor confidence in our Company and, as a result, negatively impact the value of our subordinate voting shares;
•our constating documents permit us to issue additional securities in the future, including subordinate voting shares and preferred shares, without additional shareholder approval;
•any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our subordinate voting shares, which could depress the price of our subordinate voting shares;
•we are governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws;
•as we are a Canadian corporation and most of our directors and officers reside or are organized in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on us to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada; and
•our by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit investors’ ability to obtain a favorable judicial forum for disputes with us.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this AIF represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this AIF is expressly qualified by the foregoing cautionary statements.

CORPORATE STRUCTURE
Lightspeed was incorporated under the CBCA on March 21, 2005 as Xsilva Systems Inc. We filed articles of amendment on April 20, 2012 to change our name to Lightspeed Retail Inc. and again on October 22, 2014 to change our name to Lightspeed POS Inc.
On December 17, 2008, we filed articles of amendment to split all of our issued and outstanding common shares on a 100,000-to-1 basis. On August 12, 2015, we filed articles of amendment to split all of our issued and outstanding redeemable preferred shares on a 10-to-1 basis. On August 2, 2017, we filed articles of amendment to cancel our class A-1 and class A-2 preferred shares.
Immediately prior to closing of our initial public offering (the “IPO”) on March 15, 2019 (the “IPO Closing Date”), we implemented a number of pre-closing capital changes. All of our issued and outstanding redeemable preferred shares were converted into common shares on a one-for-one basis in accordance with their terms. We also filed articles of amendment so as to amend and re-designate our common shares as subordinate voting shares, create a new class of multiple voting shares, repeal the classes of shares relating to our redeemable preferred shares, create a new class of preferred shares, issuable in series and consolidate all of our issued and outstanding shares on a 4-to-1 basis. On March 18, 2019, we also proceeded to file restated articles of incorporation. See “Description of Share Capital” for more information about our current share capital.
Our head and registered office is located at 700 Saint-Antoine Street East, Suite 300, Montréal, Québec, Canada, H2Y 1A6.
The following chart identifies our material subsidiaries (including jurisdiction of formation, incorporation or continuance of the various entities):

BUSINESS OF LIGHTSPEED
Mission
At Lightspeed, our mission is to bring cities and communities to life by powering small and medium-sized businesses (“SMBs”). We believe cities and communities are built on the presence and success of local SMBs and that these businesses are integral to the vibrancy of their communities. Running an independent business, however, is becoming increasingly complex. Consumer behaviours and expectations are changing, fueled by the influence of new technologies pushing consumers towards an omni-channel experience. Our solutions equip independent businesses with the technology required to transform the way they manage their operations and exceed consumers’ expectations in this changing environment.
Overview
Lightspeed provides easy-to-use, omni-channel, commerce-enabling SaaS platforms. Our software platforms provide our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We operate globally, empowering single- and multi-location retailers, restaurants, golf course operators and other SMBs to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We believe that our platforms are essential to our customers’ ability to run and grow their businesses. As a result, most of our revenue is recurring and we have a strong track-record of growing revenue per customer over time.
Our solutions are specifically tailored to meet the needs of SMBs, essentially democratizing technology previously available only to large enterprises.
We provide our customers with comprehensive commerce operating systems, comprising easy-to-use and affordable platforms with end-to-end capabilities that help them grow. Our platforms are built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their businesses become more complex. Our platforms help SMBs avoid having to stitch together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success.
Our cloud platforms are designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platforms include full omni-channel capabilities, order-ahead and curbside pickup functionality, POS, product and menu management, employee and inventory management, analytics and reporting, multi-location connectivity, loyalty, customer management and tailored financial solutions. By delivering our solutions through the cloud, we enable merchants to reduce dependency on brick & mortar channel and interact with customers anywhere (in store, online and mobile), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.

Our position at the point of commerce puts us in a privileged position for payment processing and allows us to collect transaction-related data insights. Lightspeed Payments, our payment processing solution, is available to our U.S. and Canadian retail customers, our U.S. hospitality customers, and initial availability has commenced for our customers in the United Kingdom and certain European countries. We believe that the broader rollout of Lightspeed Payments to our European and Australian markets represents a significant growth opportunity for the Company.

To further complement our core cloud platforms, we offer a merchant cash advance program called Lightspeed Capital. This program is designed to help eligible merchants with overall business growth, buy inventory, invest in marketing, or manage cash flows by providing financing up to $100,000.

We sell our solutions primarily through our direct sales force in North America, Europe, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platforms are well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments.
We generate revenue primarily from the sale of cloud-based software subscription licenses and our payments solutions for both retail and hospitality segments. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. In addition, our software is integrated with certain third parties that enable electronic payment processing and as part of integrating with these payment processors, we have entered into revenue share agreements with each of them. In the last year, we have become more accommodating of monthly payment plans for our customers aimed in part to encourage adoption of Lightspeed Payments.
Competitive Strengths
Comprehensive solution
Our platforms enable SMBs to run many core aspects of their operations and sell across multiple channels, all using a single platform. We provide our customers a hub of end-to-end capabilities, including full POS capabilities, full eCommerce capabilities, tools to manage home delivery and pick-up options, online bookings and membership management capabilities, payment processing, inventory, employee or menu management, multi-location connectivity, customer management, loyalty, analytics and reporting, and tailored financial solutions. Retailers and hospitality businesses are able to tailor our services by selecting the features that best meet their needs and eliminate inefficiencies associated with maintaining a patchwork of loosely-connected niche applications. Our recently launched Lightspeed Supplier Network provides merchants with greater supplier access and inventory visibility, automates manual ordering, consolidates supplier portals into the POS, streamlines omni-channel operations by making it easy to import product details and photos into the POS, and ensures use of supplier approved brand names and images. We maintain a robust ecosystem of third-party integrations, apps and themes that allow our customers to enhance both their online and offline businesses. We and our development partners leverage each other’s application program interface ("APIs") to connect our respective solutions, thereby expanding the breadth of our platform even further through seamless integrations with accounting software solutions and property management platforms, as well as niche applications across a variety of verticals and use cases. Lightspeed Payments further enhances our offering, providing our customers with full visibility into the final step of their sales process.
Simplified user experience
We make complexity simple for our customers at every stage of their development, from initial onboarding through to expansion. We provide our solutions through an intuitive, easy-to-use interface that requires minimal training to operate. We enable customers to manage their businesses on the go by offering cloud-based access to sales, customer and inventory information from anywhere. Customers can generally access data on our platforms through any operating system or device. This affords owners and employees more time to spend on what matters most to them: interacting with consumers, selling products and growing their businesses. For retailers, bringing a mobile tablet onto the sales floor gives staff faster access to product information and allows for on-the-spot checkout and shorter line-ups. For restaurants, offering tableside ordering helps shorten wait times and decrease the chances of order mistakes.

Enabler of business growth

We provide our customers with the latest innovations and technologies required to compete successfully and grow their businesses. For SMBs seeking to increase consumer engagement, our complete loyalty solution, Lightspeed Loyalty, allows automated, regular communication and incentives to promote increased shopping and dining. For physical retailers looking to sell online, our eCommerce platform, Lightspeed eCom, integrates directly into their POS system, and Digital Wallet provides for faster eCommerce conversion and supports payment methods globally. Our Subscriptions add-on module allows local retailers using Lightspeed Payments in North America to collect recurring revenue seamlessly through their POS. For hospitality businesses, Lightspeed Delivery provides simplified management of home delivery and consumer pick-up options. To provide flexibility in social distancing situations, Order Ahead provides a cost-efficient online ordering management system to facilitate takeout and Mobile Tap allows customers using Lightspeed Payments to process transactions anywhere with just a tap, providing consumers with a contactless experience. We enable our customers to track the metrics that contribute to their business success in real-time and make data-driven decisions. Analytics Core provides a low cost entry point to our existing analytics suite giving retailers greater access to the sales, inventory and employee performance insights necessary to make data-driven decisions about the future. From real-time inventory management across multiple locations to end-of-day reports, our software empowers SMBs with actionable insights that take the guesswork out of data.

Scalable platform
We have built and acquired highly scalable platforms that can grow alongside our customers. Our solutions are customizable, ensuring that an SMB selects the appropriate features and functionalities for its stage of development. When adding a new location, retailers can transfer inventory, get a clear sales overview of the entire business, create a single purchase order for all locations, and access complete purchase history from one central place. We have the ability to handle significant spikes in traffic and consumer activity patterns, for example around meaningful promotional events such as Black Friday and Cyber Monday. Given the high scalability and robustness of our platform, we have the ability to serve our customers effectively irrespective of how significantly they grow their businesses.
Differentiated approach to market
While our platforms are well-suited for various types of SMBs, we have primarily focused our attention to date on selling to single- and multi-location retailers, restaurants and golf course operators. This targeted approach has allowed us to develop proprietary knowledge of our customers and their industries, and tailor our solutions to address their unique and complex needs. For example, we understand the issues facing a retailer that manages a sophisticated inventory system across multiple locations and channels, or the challenges that arise for restaurateurs with a menu and staff that turns over multiple times daily. Furthermore, the COVID-19 Pandemic has created further challenges and uncertainties (including varying local measures attempting to contain and mitigate the effects of the virus), requiring SMBs to expand their online offerings and in certain instances provide contactless experiences for consumers. Our differentiated approach to market and specialized offerings are significant reasons why we have cultivated a broad and loyal customer base. We believe that this focused and tailored approach allows us to help our clients run nearly every aspect of their operations, notwithstanding challenging macroeconomic or global health environments, and is the reason our customers choose our solutions over those of our competitors. Our customers collectively operate approximately 119,000 Customer Locations1 in more than 100 countries (and a pro forma amount of over 140,000 Customer Locations giving effect to the acquisition of Vend Limited ("Vend") as if it had occurred as at March 31, 2021), and sell across a wide variety of verticals within the broader retail and hospitality segments.
Growth Strategies
We strive to grow our business both organically and through strategic and value-enhancing acquisitions. Key elements of our growth strategy include the following:
•Expand Customer Location Footprint. We believe that there is significant potential to increase penetration of our total addressable market, attract new customers and drive even more of our market to move away from legacy systems and adopt cloud-based solutions and omni-channel strategies. Omni-channel capabilities have become a near-term focus for our customers, resulting in immediate and transformational benefits to our market position. We seek to attract new customers by leveraging our brand awareness and continually innovating in our product offerings, particularly in response to changing regulations and consumer behaviours. We plan to continue investing in strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently target.

We employ a systematic and data-driven framework for generating our funnel of new leads, engaging with these businesses and converting them into active paying customers. Since our founding, we have successfully grown revenue by increasing the
1 Refer to the section entitled "Key Performance Indicators"

number of Customer Locations served. As of March 31, 2021, our customers collectively represented approximately 119,000 Customer Locations in more than 100 countries.

•Build on Successes in Payments and Financial Solutions. Lightspeed Payments, our payment processing solution, is available to our U.S. and Canadian retail customers, our U.S. hospitality customers, and initial availability has commenced for our customers in the United Kingdom and certain European countries. Offering fully integrated payments functionality is highly complementary to the platforms we offer our customers today and allows us to monetize a greater portion of the GTV processed on our platforms annually. For SMBs, this service further reduces complexity by integrating seamlessly into our existing platforms, eliminating the need to deal with a separate payments provider and the related data reconciliation, and allowing for more accurate management of their businesses and easier access to additional Lightspeed products, such as Lightspeed Capital. Lightspeed Capital is designed to help eligible merchants with overall business growth, buy inventory, invest in marketing, or manage cash flows by providing financing.

•Accelerate ARPU Expansion by Introducing New Modules. Given our platforms’ extensive suite of modules, our customers can add additional functionalities to their initial line-up of Lightspeed products as their needs evolve. We continue to see a large portion of our existing customers adopt additional modules as they grow and, increasingly, see new customers opting to purchase multiple modules at the outset when first adopting our platform. We view this as an important measure of our ability to grow our ARPU and drive further value to our customers, which in turn will improve retention rates. We believe that we have significant opportunity to continue to expand ARPU and the number of customers adopting more Lightspeed products over time, including in the customer base of recently acquired companies, and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers.

Our eCommerce platform has seen strong growth with an increasing number of our retail customers electing to use Lightspeed eCom to power their online selling. We saw the GTV processed through our eCommerce platform increase by approximately 100% in the quarter ended March 31, 2021, as compared to the same quarter a year prior.

We plan to add more solutions and modules to our platforms, which will allow us to deepen our relationships with existing customers and attract new ones. Since our founding we have successfully added innovative capabilities for payments, eCommerce, home delivery, analytics and loyalty, we recently announced our Lightspeed Capital offering through our partnership with Stripe, and our recent acquisitions also present opportunities for modular expansion, both into the customer base of acquired companies as well as via the extension of acquired company solutions to the Lightspeed core customer base.

•Expand Our Presence Within Verticals. Our success is directly linked to the success of our customers. We provide our customers with the tools to successfully grow their businesses which in turn benefits our platform growth. We stand to benefit from their growth as they generate more transaction volume, add new locations, upgrade their plans and use more of our solutions. By becoming embedded within the ecosystem of individual verticals, we can create more value for our customers. For example, our recent introduction of the Lightspeed Supplier Network provides customers with greater supplier access and inventory visibility, automates manual ordering, consolidates supplier portals into the POS, streamlines omni-channel operations by making it easy to import product details and photos into the POS, and ensures use of supplier approved brand names and images. Suppliers on the other hand benefit from greater access to real time data on goods sold by customers and enhanced brand presence with customers. Going deep into verticals also creates opportunities for us to monetize our data up and down the supply chain.

•Strategic and Value-Enhancing Acquisitions. We complement our organic growth strategies by taking a selective approach to acquisitions. We identify possible acquisition targets with a view to increasing our market penetration in new and existing markets, entering new verticals and accelerating our product roadmap more effectively than we can achieve organically. We believe that our market position allows us to navigate the fragmented competitive landscape to find acquisition opportunities that most effectively help us achieve these objectives.

Our most recent acquisitions of ShopKeep Inc. (“ShopKeep”) and the business of Al Dente Intermediate Holdings, LLC through the acquisition of Al Dente Topco, Inc. (“Upserve”) on November 25, 2020 and December 1, 2020, respectively, significantly increased our U.S. market penetration for complex retail and hospitality businesses. The acquisition of ShopKeep added over 20,000 Customer Locations in the U.S. that generated approximately $7 billion of GTV in the twelve months ended September 30, 2020. The acquisition of Upserve deepened our penetration of the U.S. high-end dining segment, adding approximately 7,000 Customer Locations that generated over $6 billion in GTV in the twelve months ended September 30, 2020. The acquisition of Vend strengthened our footprint in the Asia-Pacific region, adding over 20,000 Customer Locations that generated more than $7 billion in GTV in the twelve months ended December 31, 2020.

As our commerce ecosystem scales, the value proposition that we offer to merchants, suppliers and consumers is reinforced and enhanced. For merchants, ecosystem growth helps drive incremental operational efficiencies, consolidate more business processes into a single touchpoint, and take advantage of deeper insights and analytics. Suppliers benefit from greater access to transaction-related data, a larger and more qualified customer base and a single touchpoint to manage more of their merchant relationships. For consumers, we help further enrich the commerce experience by providing a more seamless omni-channel shopping experience, greater context and personalization, and increased convenience. Our ability to facilitate these ecosystem synergies strengthens our value proposition to our customers and solidifies our position in the market.
Our Solutions
We provide easy-to-use, omni-channel, commerce-enabling SaaS platforms that equip our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. Our customers can use a computer or mobile device to access front-office, back-office, and payments operational dashboards, enabling them to effectively manage their businesses.
Front-End Customer Experience Solutions
•    Point of Sale. Accessible from a mobile device or computer, our POS platforms are designed to allow merchants to create, manage and receive customer orders, sell their products and collect payments.
•    Omni-Channel Engagement. Our retail platform enables retailers to create a fully-localized and secure online store that is an extension of the products and inventory they offer in-store. Retailers can choose from a collection of responsive themes offered in our theme store, or use the built-in editor to customize their site, including adding additional pages or a built-in blog. Customers can use our channel integrations such as Facebook and Google to drive traffic to their site. Our Lightspeed eCom solution for our restaurant users allows our restaurateurs to transition their businesses online and integrate new revenue streams.
•    Home Delivery. Hospitality customers can reach consumers by easily integrating to many of the market-leading home delivery platforms and manage these orders in a single system. In addition, with the launch of Order Ahead in North America, we provide a cost-efficient online ordering management system designed to facilitate takeout, enabling restaurants to provide customers with a completely contactless dining experience. Curbside Pick-Up enables our retailers' consumers to shop curbside for convenience and flexibility.
•    Order Management. Our Lightspeed Hospitality platform enables consumers to place orders directly from a mobile tablet in a restaurant. Orders are then automatically sent to the kitchen for processing. Our kitchen display system allows orders to be sent to a mobile tablet or display screen in the restaurant kitchen for immediate processing in a quick-service environment. Restaurants are also able to accept and manage takeout and delivery orders. Consumers can make orders in person, on the phone, or from several integrated online ordering services.
•    Discounts, Price Rules and Gift Cards. Customers are able to offer discounts at the POS, as well as sell and manage gift cards. Our retail customers can set price rules, while restaurant customers can configure when, and to whom, discounts are offered.
•    Loyalty. Lightspeed enables retailers and restaurants to offer a fully-integrated loyalty program allowing consumers to accumulate points through retailer or restaurant purchases and redeem points when they visit the retailer or restaurant.
•    Subscriptions. Our Subscriptions add-on module allows local retailers using Lightspeed Payments in North America to collect recurring revenue seamlessly through their POS. Lightspeed Subscriptions supports a multitude of complex SMBs at the core of Lightspeed's retail customer base. For example, retailers can sell subscriptions that will regularly replenish a buyer's favorite products or surprise customers with new specialty items every month. Other businesses like gyms or spas can offer subscriptions that grant consumers access to regular services or exclusive rewards.
•    Hardware. We also offer a suite of sleek third-party hardware products to complement our software solutions for both the retail and hospitality segments, such as our customer facing display, stands, barcode scanners, receipt printers, cash drawers, payment terminals and an assortment of other accessories.
Back-End Operations Management Solutions
•    Product and Menu Management. Retailers can add and manage the products they sell, including updating descriptions, categories and images. Retailers can use our public catalogues to save them time creating products. Restaurants can configure their menus, by adding products, organizing them into categories and creating combo products.
•    Inventory Management. Our inventory management system allows retailers and restaurateurs to keep track of the available inventory, access vendor product catalogues, create and receive orders from vendors and track costs, and transfer inventory between multiple stores. Upserve's automatic inventory feature in particular provides real-time tracking down to the ounce as menu items are sold, offering automatic replenishment when inventory is received. In addition, Upserve's recipe costing feature allows customers to calculate and understand costs and margins for any menu item by tracking every ingredient and any price fluctuations.
• Supplier Network. Our fully integrated stock ordering solution connects merchants with suppliers to help democratize the supply chain. The solution provides merchants with greater supplier access and inventory visibility, automates manual ordering, consolidates supplier portals into the POS, streamlines omni-channel operations by making it easy to import product details and photos into the POS, and ensures use of supplier approved brand names and images. Suppliers benefit from greater access to real time data on goods sold by merchants and enhanced brand presence with merchants.
•    Bookings and Membership Management. Golf course operators can book reservations online, manage tee-time schedules and administer membership billing.
•    Customer Management. Our customers can keep track of consumer information and sales history, which enables them to individually customize the consumer experience.
•    Employee Management. With the support of partner apps we integrate, our customers can seamlessly coordinate and schedule employees to help enable a high-performing work environment.
•    Accounting. Our platforms help enable retailers and restaurants to automatically sync their sales, payments and tax data from multiple locations with accounting software such as QuickBooks, Xero or Sage.
•    Floor and Table Management. Restaurants can create floor plans to organize their tables into groups. Fine dining establishments can organize floors to reflect the actual layout of their restaurant, while quick-service establishments can organize for ease of use.
•    Complex Workflows. Many of our features are equipped to handle advanced workflows that are common for established physical location businesses. These include putting products on layaway and adding a deposit, special orders of products from a vendor, credit accounts for customers, managing physical inventory counts, tracking orders and transfer requests across multiple retail locations.
•    Reporting and Analytics. Retailers can view real-time reports on sales, inventory, payments, customers, employee performance and many other aspects of their businesses. Our restaurant platforms allow owners to view real-time reports on revenue, tips, payments, employees, and other facets of their business. Additionally, we provide a retail business intelligence analytics tool with built-in and customizable reports that help retailers identify opportunities to improve their business. Our Analytics Core module provides a low cost entry point to our existing analytics suite giving retailers greater access to the sales, inventory and employee performance insights necessary to make data-driven decisions about the future. Upserve in particular provides menu intelligence to allow customers to determine which menu items are driving sales and returning consumers, as well as server analytics which connects menu performance with server performance to enable customers to monitor and improve individual server performance.
•    Real-Time Dashboard. Our real-time dashboard equips SMBs with data-driven insights into the performance of their business, including sales for the ongoing period compared to historical periods, and an overview of back-of-house operations.
Fully Integrated Payments and Financing Solutions
•    Lightspeed Payments. Our integrated payment processing solution allows our customers to accept electronic payments in-store, through connected terminals and online. Our customers can manage their payments directly in the Lightspeed back-office, giving them a single view of their cash flow to their bank account. Mobile Tap allows customers using Lightspeed Payments to process transactions anywhere with just a tap, providing consumers with a contactless experience, and our Digital Wallet feature, which is optimized for mobile, supports a variety of payment methods.
•    Integrated Payment Gateways. Customers that already have a preferred payments processor can connect to several payments partners in the United States, Canada, Europe and Australia.
•     Lightspeed Capital. To further complement our core cloud platforms, we offer a merchant cash advance program called Lightspeed Capital. This program is designed to help eligible merchants with overall business growth, buy inventory, invest in marketing, or manage cash flows by providing financing up to $100,000.
The Lightspeed Customer Journey
Highly Efficient Customer Acquisition, Sales and Distribution
Our acquisition strategy for new customers is highly refined, scalable and completely virtual in approach. We do not employ a “feet on the street” sales team, instead leveraging our expertise in using marketing techniques to drive inbound interest to our solutions and a virtual sales team to qualify and finalize contracts with our customers.

Our structured go-to-market approach begins with marketing outreach, targeting potential customers throughout their entire journey on the path to purchase through online channels (paid and organic search, social media, video and content marketing). We also utilize outbound lead generation strategies through account-based marketing to supplement our marketing outreach through online channels. As a result of the COVID-19 Pandemic, our historically-utilized offline channels (trade shows, local events and sponsorships) were cancelled, postponed or in certain cases changed to an online or virtual format. Based on user data and actions, we are able to ascertain with a high degree of certainty the stage of the marketing funnel into which a prospect should be grouped and we deliver targeted advertising, informative content and tools relevant to that particular stage of the purchase journey in an effort to push them further down the funnel.
In addition to these methods we also use our growing customer base and third-party referrers as advocates for our brand. These customers and third parties may earn incentives, including commissions, for referring other businesses who become Lightspeed customers. We also partner with industry leaders and influencers who are very active in our target markets or key consumer verticals to drive lead generation.
Once a potential customer engages with our marketing channels, our team of in-house sales development representatives qualify the opportunity by exploring the needs of the prospective customer to validate that our products are well-suited to their needs and to ensure appropriate budget exists, amongst other criteria. Only highly-qualified leads are then passed on to our business development teams to quote, configure and conclude a commercial contract.
Onboarding a customer is also done virtually; indicative of the ease of use of our platform. Customers receive an onboarding session that is completed in hours, and allows them to be transactional quickly.
After our brief onboarding period, our team of account managers, customer success managers and business consultants engage the customer to ensure that the customer is maximizing its use of our solutions, often resulting in further upselling opportunities for us.
Our pricing model is designed to make it easy for customers to quickly get started with our products. We offer affordable, simple to understand packages from less than $100 per month per Customer Location, up to several hundred dollars per Customer Location depending on customer size and complexity. Our additional modules such as Lightspeed eCommerce, Lightspeed Analytics, Lightspeed Subscriptions, Lightspeed Loyalty, Lightspeed Accounting, Lightspeed Order Anywhere and Lightspeed Delivery all come with an additional monthly charge per Customer Location and are sold either by business development team, or by our account management team after the initial sale. Lightspeed Payments is designed to be transparent and easy to understand, unlike the models charged by many of the legacy payment processors, and we price our solution at market competitive rates based on a percentage of GTV electronically processed through our platform.

We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. Further, in most markets we serve, we price our products in the local currency of our customers. While this subjects us to some foreign currency risk, we believe this makes us more competitive in those local markets. The majority of our sales and marketing efforts are accomplished in-house.
Strong Partner Network
Our customer acquisition strategy also involves channel partners in certain geographies and industry verticals. The Lightspeed Experts Network is our network of certified local channel partners and focuses on in-person interactions with customers as an extension of the internal Lightspeed sales and support teams. These partners are trained and certified on our platform and provide us with a local presence in a variety of markets. Our channel partners typically earn a percentage of the monthly revenue from the customers they bring on board. These percentages vary based on the volumes and breadth of services provided by those partners. In addition, some of our value-add channel partners enable us to access industry verticals outside of traditional retail and hospitality and are becoming an increasingly important part of our partner network.
Competition
Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. We notably compete with traditional and cloud-based POS software and terminal providers, payment processors, peer-to-peer payment providers, and business software providers such as those that provide eCommerce, inventory management, analytics, and appointment solutions. We expect competition to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex SMBs. We believe the principal competitive factors in our market are:
•    quality of onboarding and customer experience;

•    simplicity and ease of use;
•    ability to offer cost-effective, subscription-based solutions;
•    ability to run in a cloud-based environment;
•    availability of strong third-party partner networks;
•    vision for commerce and product strategy;
•    breadth and depth of functionality, including omni-channel capabilities;
•    accuracy and timeliness of reporting, including real-time data;
•    capabilities to support local market requirements such as language, compliance, including with fiscal regulations, and consumer behaviour;
•    pace of innovation;
•    security and reliability; and
•    ability to support customers’ growth and scalability.
Overall, taking into account each of these factors, we believe that we compare favorably to our competitors. We seek to differentiate ourselves from competitors primarily on the basis of providing SMBs with a hub of easy-to-use, end-to-end capabilities and comprehensive post-sale support. On the other hand, many competitors offer payments and POS services that have features that are not tailored to particular verticals, business types or seller needs, and many competitors, especially larger ones, have offerings with comprehensive features and integrations that we believe are inaccessible to SMBs due to their complexity, high cost and the resources required to implement them.
We do not believe that any of our competitors offer an integrated solution including all of the features and functionalities of our products. However, some SMBs may choose to do business with different vendors that offer, without limitation, one or more of the following:
•    POS software;
•    inventory or ingredient management software;
•    eCommerce software;
•    B2B eCommerce solutions;
•    restaurant management software;
•    loyalty solutions;
•    analytics and advanced reporting;
•    tailored financial solutions;
•    customer marketing services; and
•    payment processing.
We expect the markets for payments and POS services, eCommerce, B2B eCommerce, employee, ingredient and inventory management, restaurant management services, analytics services, tailored financial solutions, loyalty and customer marketing services to evolve and overlap, which we expect will increase competition in our industry.
Culture and Employees
At Lightspeed, we pride ourselves on our culture and employees. We are a company infused with culture, just as much as code. Our values are what unite us, but our differences are what inspire us. We strive to do the best work of our lives together, and we celebrate our successes every chance we get.
Our values and leadership principles focus on perseverance and relentlessly driving towards results while retaining our high standards of excellence, all within an environment that fosters positivity, trust, mutual respect, accountability and individual ownership. We value ongoing learning and invest in annual global summits for our sales and marketing and product teams. We encourage our team members to be just as invested in their communities as they are in Lightspeed by providing annual volunteer days. In addition, we recently established a flexible paid time off policy for our employees in North America and the United Kingdom, which removes maximum caps allocated to volunteer days, vacation days, sick days and personal days, and provides our employees more control and flexibility over their careers.
We are proud to have received positive feedback and ratings from our current and former employees on employer review site Glassdoor, which shares insights collected from millions of reviews on over a million employers. As of March 31, 2021, we were rated 4.1 out of 5. This compares to the then-current average company rating of 3.5. Glassdoor allows both current and former employees to anonymously and transparently share feedback on work culture and environment, and job and company satisfaction.
As of March 31, 2021, we had more than 1,800 employees and contractors worldwide. None of our employees are represented by a labor organization or are party to a collective bargaining arrangement, other than our French employees who are by default covered by the collective bargaining agreement negotiated by the Syntec Federation for engineering, software and consulting companies. We consider our relationship with our employees to be excellent and this is a hallmark of our company. Our employees often say that working at Lightspeed gives them the opportunity to collaborate with the best talent, and this is highly valued. We care for and respect our employees and they, in turn, respect and are dedicated to Lightspeed. Based on results on an anonymous survey conducted in March of 2021 and responded to by approximately 77% of employees worldwide, the percentage of employees who reported feeling engaged was 10% higher as compared to the survey conducted in 2020.

As of March 31, 2021, the following chart sets out the representation of women and visible minorities on our Board and senior management, as well as the percentage of the Board and senior management comprised of persons from each such designated group.

	Women		Visible Minorities
	Number	Percent	Number	Percent
Board	3	37.5%	2	25%
Senior Management	3	33.3%	3	33.3%

Based on results of an anonymous diversity and inclusion survey conducted by the Company and responded to by approximately half of all employees worldwide, 37% of employees self-identify as women, 24% of our employees self-identify as belonging to an ethnic minority, 18% of employees self-identify as part of the LGBTQ+ community, and 19% self-identify as having a disability.
In exceptional circumstances, due to the competitive landscape in which we operate and our need for highly specialized skillsets that may not be readily available locally, Lightspeed may recruit foreign nationals requiring visas to work in the countries in which they work or offshore employees. In such circumstances, Lightspeed engages specialized counsel to assist in obtaining such visas. We have elaborated procedures and practices to accommodate for such circumstances while complying with applicable laws. As of March 31, 2021, approximately 7% of Lightspeed employees are foreign nationals or otherwise require a visa to work in the country in which they are employed, none of which are located offshore from their entity of employment.
Facilities

We are headquartered in Montréal, Canada. We do not own any real property. The following table outlines significant facilities that we currently lease as of the date of this AIF.

Location	Area (in square feet)	Lease Expiration Date	Use
Montréal, Québec	98,151	March 31, 2030	Office Space
Providence, Rhode Island	31,388	June 30, 2021	Office Space
New York City, New York	23,400	August 31, 2025	Office Space
Amsterdam, the Netherlands	23,303	September 30, 2024	Office Space
Amsterdam, the Netherlands	17,549	September 30, 2021	Office Space
Ghent, Belgium	12,346	December 31, 2021	Office Space
Auckland, New Zealand	10,161	August 31, 2023	Office Space
Berlin, Germany	10,764	March 31, 2022	Office Space
Toronto, Ontario	9,671	March 31, 2025	Office Space
Melbourne, Australia	9,396	March 11, 2023	Office Space
Sydney, Australia	8,317	December 31, 2022	Office Space
Belfast, Northern Ireland	7,680	May 26, 2026	Office Space
Denver, Colorado	6,373	August 31, 2023	Office Space
Geneva, Switzerland	5,167	September 30, 2023	Office Space
Toronto, Ontario	4,806	August 31, 2024	Office Space
Ottawa, Ontario	3,900	June 30, 2022	Office Space
Hamburg, Germany	3,197	April 30, 2022	Office Space
Chicago, Illinois	2,674	July 31, 2022	Office Space
Geneva, Switzerland	1,873	November 30, 2021	Office Space

In addition to the facilities listed above, we also lease office space under short-term leasing arrangements in various locations including San Diego (United States), London (United Kingdom), Amsterdam (the Netherlands), Lausanne and Zurich (Switzerland), and Ghent (Belgium) under short-term leasing arrangements.
We also lease space in third-party data centres in the Netherlands, Finland, Norway and Germany on which portions of our platforms are hosted.

We believe that our current facilities are adequate to meet our current needs and we expect to continue to adapt our facilities (including continuing to keep certain of our facilities closed) as we respond to the evolving circumstances driven by the COVID-19 Pandemic. Furthermore, we have and will continue to evaluate the use of fully remote and hybrid working models to keep our employees healthy and safe while promoting team collaboration and productivity.
Intellectual Property
Our intellectual property rights are important to our business. In accordance with industry practice, we protect our proprietary products, technology and our competitive advantage through a combination of contractual provisions and trade secret, patents, copyright and trademark laws in Canada, the United States, Europe, the Asia-Pacific and other jurisdictions in which we conduct our business We also have confidentiality agreements, assignment agreements and license agreements with employees and third parties, which limit access to and use of our intellectual property.
As of the date of this AIF, our trademarks include, without limitation:

Trademark registration	Country(ies) / Region
Lightspeed	Canada, United States, Europe, Australia, Colombia, Curacao, Cyprus, Singapore and WIPO
Flame Design	Canada and United States
Show & Tell	Canada and United States
Lightspeed Cloud	Europe
Lightspeed Pro	Europe
Gastrofix	Europe and United States
Pepperkorn	Europe and United States
Kounta	Australia

ShopKeep	United States, Canada, Europe, China and New Zealand
ShopKeepPOS	United States, Canada and Europe
The simplest way to make smarter business decisions	Canada
Clear Insight	Canada
Counter Culture	United States
ShopKeep Pocket	United States, New Zealand, Europe, Canada and South Africa
Serverless Sync	United States
Upserve	United States
Design Only	United States
Breadcrumb Live	United States
Breadcrumb	United States, Canada, Europe, China and Australia
Swipely	United States
Breadcrumb POS Source Code	United States
Vend	New Zealand, Australia, Canada, Europe, Singapore, United Arab Emirates, United Kingdom, Germany, United States and Mexico
VendHQ	New Zealand, Australia, Canada, Germany, Singapore, United Kingdom and United States
As of the date of this AIF, we have been granted patents, and have patents pending, as follows:

Title	Country(ies) / Region	Patent number	Date of grant
Technologies for Point of Sale Transactions	United States	U.S. Patent No. 10,467,867	November 5, 2019
Technologies for Point of Sale Transactions	Canada	-	Pending
Technologies for Point of Sale Transactions	Europe	-	March 22, 2017
Technologies for Point of Sale Transactions	Australia	-	Pending
Technologies for Point of Sale Transactions	Mexico	-	April 7, 2017
Technologies for Point of Sale Transactions	International (WIPO)	-	November 19, 2015
A System and Method for Remote Management of Sale Transaction Data	United States	U.S. Patent No. 9,317,844	April 19, 2016
Graphical User Interface for a Point of Sale Device	United States	U.S. Patent No. D735,218	July 28, 2015
Method and System for Secure Key Rotation	United States	U.S. Patent No. 9,953,317	April 24, 2018
A System and Method for Remote Management of Sale Transaction Data	United States	U.S. Patent No. 9,965,755	May 8, 2018
A System and Method for Remote Management of Sale Transaction Data	United States	Pending	Pending
Graphical User Interface for a Point of Sale Device	United States	U.S. Patent No. D746,851	January 5, 2016

A System and Method for Remote Management of Sale Transaction Data	United States	U.S. Patent No. 10,735,304	August 4, 2020
Method and System for Secure Key Rotation	United States	U.S. Patent No. 10,776,783	September 15, 2020
A System and Method for Remote Management of Sale Transaction Data	United States	U.S. Patent No. 10,699,261	June 30, 2020
A System and Method for Remote Management of Sale Transaction Data	United States	U.S. Patent No. 10,713,619	July 14, 2020
A System and Method for Remote Management of Sale Transaction Data	United States	Pending	Pending
A System and Method for Remote Management of Sale Transaction Data	United States	Pending	Pending
A System and Method for Remote Management of Sale Transaction Data	United States	Pending	Pending
Method and System for Secure Key Rotation	United States	Pending	Pending
System Platform and Method for Shared Order Management	United States	U.S. Patent No. 9,922,355	March 20, 2018
We are subject to risks related to our intellectual property. For more information, see “Risk Factors – Risks Related to our Business and Industry”.

Government Regulation
We are subject to a number of federal, state, provincial and foreign laws and regulations that affect companies conducting business on the internet. While we monitor changes in these laws and regulations, many are still evolving and it is possible that current or future laws or regulations could be interpreted or applied in a manner that would prohibit, alter, or impair our existing or planned products and services. For more information, see “Risk Factors – Risks Related to our Business and Industry”.
Regulations Applicable to eCommerce
We are subject to laws, regulations and policies that govern the amount and type of taxes our customers are required to collect and remit. Federal, state, provincial and foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. In addition, in many jurisdictions, laws relating to the liability of providers of online services for activities of their customers and other third parties continue to be tested by a number of claims, including actions based on defamation, invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature of the relevant content. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances applicable to solutions provided over the internet could therefore be enacted at any time, possibly with retroactive effect. We may also be subject to federal, state, provincial and other taxes if a tax authority asserts that our activities or the activities of our subsidiaries are sufficient to establish nexus, or sales and use tax or other indirect tax if any such tax authority asserts that distribution of our solutions over the internet is subject to sales and use or other indirect taxes. Jurisprudence of the U.S. Supreme Court has provided for the possibility for U.S. states to require that online retailers collect sales and use taxes imposed by such state, even if the retailer has no physical presence in that state, and we have since then seen many jurisdictions in the United States and elsewhere adopt legislation in line with this jurisprudence. For more information, see “Risk Factors – Risks Related to our Business and Industry”.
Regulations Concerning Payment Processing
We are currently subject to a variety of laws and regulations in the United States, Canada and elsewhere related to payments processing, including those governing cross-border and domestic money transmission, gift cards and other prepaid access instruments, electronic funds transfers, taxation reporting requirements, contract disclosure requirements, foreign exchange, privacy and data protection and banking. We are also subject to various anti-corruption, economic sanctions and anti-money laundering laws, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and its regulations, the Foreign Corrupt Practices

Act (U.S.), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA Patriot Act, the U.K. Bribery Act 2010 and Proceeds of Crime Act 2002, economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Concern about the use of payment processing services for illegal conduct, such as money laundering or to support terrorist activities, may result in legislation or other governmental action that could require changes to our platform. Depending on how Lightspeed Payments, our merchant cash advance offerings and our other customer solutions evolve, and as we expand into new geographies, we expect to become subject to additional laws in Canada, the United States, Europe and elsewhere.
Regulations Governing Cybersecurity and the Protection of Data and Privacy
Our customers can use our platforms to collect, store and use personal or identifying information regarding their employees and consumers. In addition, we store personal information and other confidential information of our partners, customers and their consumers and employees, and may also store credit card information of our customers. Accordingly, we may be subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of data and privacy, including the Personal Information Protection and Electronic Documents Act (Canada), the California Consumer Privacy Act and the European General Data Protection Regulations (“GDPR”). Further, the privacy and data protection laws in some jurisdictions require companies to notify governmental authorities and/or individuals of certain security breaches, such as those involving certain types of personal data or those giving rise to a significant risk of harm to an individual. Our agreements with certain customers require us to notify them in the event of a security incident. Additionally, we are required, based on contracts with certain customers and the privacy and data protection laws in some jurisdictions, to use industry-standard or reasonable measures to safeguard personal or confidential information. We post on our website our privacy policy, data processing agreement, and terms of service, which describe the way we process customer data and data relating to their employees and consumers. These documents set out Lightspeed’s commitment to processing personal data in a responsible manner and in compliance with applicable data protection legislation. In addition, Lightspeed has achieved SOC 2 Type I compliance.

Lightspeed has implemented a wide range of measures to protect data from unauthorized access, accidental loss or destruction. For instance, Lightspeed hosts its product infrastructure with multi-tenant, outsourced infrastructure providers. The physical and environmental security controls of its infrastructure providers are audited for SOC 2 Type II, ISO 27001 and PCI DSS compliance, among other certifications. In addition, Lightspeed implements network access control mechanisms designed to prevent network traffic using unauthorized protocols from reaching its product infrastructure. The technical measures implemented differ between infrastructure providers and include virtual private cloud implementations, security group assignment, and traditional firewall rules and multi-factor authentication on all administrative consoles. Finally, Lightspeed has designed its infrastructure to log extensive information about system behaviour, traffic received, system authentication, and other application requests. Internal systems aggregate log data and alert appropriate employees of malicious, unintended, or anomalous activities. Lightspeed personnel, including security, operations, and support personnel, are responsive to detected incidents.

Lightspeed has appointed resources to design and oversee its cybersecurity, privacy and data protection policies and procedures, and continually assesses its technology platform in light of new legal and regulatory developments. We have implemented an incident management program to define the procedures we follow to mitigate the effect of and rapidly respond to unplanned interruptions in service. We rely on internal teams and third-party automated services to continually monitor service interruptions and notify the incident response team of any issues. Our incident response team may include members of executive management, the legal department, the product leadership team, support and customer success. Incidents are categorized by severity, helping us trigger the appropriate response cascade. Internal and external communications are made as appropriate. An internal post-mortem must be held within three days of any incident and a record of each incident is kept, including relevant metrics and artifacts. Further, we hold incident table-top exercises on a quarterly basis to test and strengthen our processes. Executive management participates in one table-top exercise annually. A post-mortem follows each table-top exercise.

In Canada, the regulatory authority responsible for enforcement of Canada’s Anti-Spam Legislation (“CASL”) has issued a bulletin that signals broad potential liability for electronic intermediaries (such as hosting providers, SaaS providers and payment processors) for failing to take sufficient steps to stop third parties from using intermediary services and facilities to violate CASL, including prohibitions on sending electronic marketing messages or installing computer programs without consent.
The regulatory framework in Canada, the United States, Europe, Australia and many other jurisdictions in respect of cybersecurity and the protection of data and privacy is constantly evolving and is likely to remain uncertain for the foreseeable future. As our business continues to expand, and as laws and regulations continue to be passed and their interpretations continue to evolve in numerous jurisdictions, additional laws and regulations may become relevant to us. Certain aspects of the interpretation and application of such laws and regulations are also ambiguous. We are subject to risks relating to protection of data and privacy. For more information, see “Risk Factors – Risks Related to our Business and Industry”.
Communications Regulation

We send or enable the sending of emails and other communications in a variety of contexts, including when providing digital receipts and in our marketing efforts. Communications laws and regulations, including those promulgated by the Canadian Radio-television and Telecommunications Commission and Federal Communications Commission, apply to certain aspects of this activity in Canada, the United States and elsewhere.
Fiscal Regulation
In a number of jurisdictions, POS systems must comply with applicable fiscalization laws including VAT fraud prevention laws (France), the Cash Register Anti-Tampering Ordinance (Germany), laws relating to the certification of registered cash register systems in the hospitality sector (Belgium), the Cash Register Security Regulation (Austria), the Cash Register System Act (Norway) and the Bookkeeping Act (Norway). Such rules and regulations may require the automated storage or reporting of (inalterable) transaction data and they may require storing transaction data at a specific location. Local tax authorities may require merchants to use certified POS software and/or submit transaction reports on a regular basis or otherwise upon request. Countries for which we have adapted our platforms for compliance with fiscalization laws include Austria, Belgium, France, Germany, Italy, Norway and Québec, Canada. Other than these fiscal requirements, our platform is not, to our knowledge, subject to government-required monitoring, blocking, content filtering, or censoring.
Export and Import Control Regulations
As a result of our international operations, we are subject to a number of Canadian and foreign laws and regulations relating to economic sanctions and to export and import controls which govern or restrict our business and activities in certain countries and with certain persons, including sanctions regulations administered or enforced by the Office of the Superintendent of Financial Institutions in Canada, the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security, the U.S. State Department’s Directorate of Defense Trade Controls and the Canadian Export and Import Controls Bureau.
Additional Developments
Legislators and regulators in the jurisdictions in which we operate continue to examine a wide variety of issues that could impact our business, including direct and indirect tax, products liability, import and export compliance, accessibility for the disabled, insurance, marketing, privacy, data protection, information security, and labor and employment matters. As our business continues to develop and expand, additional rules and regulations may become relevant.

Strategic Acquisitions

During the fiscal year ended March 31, 2021, we acquired ShopKeep and its affiliates pursuant to an Agreement and Plan of Merger and Reorganization dated November 4, 2020, as amended on November 24, 2020, by and among Lightspeed, Harmony Merger Sub Inc., Lightspeed Commerce USA Inc., ShopKeep Inc. and Shareholder Representative Services LLC (the “ShopKeep Acquisition”). The total consideration for the ShopKeep Acquisition on closing of approximately $553.7 million consisted of $134.1 million cash paid on the closing date, net of cash acquired and 7,437,452 of our subordinate voting shares, at a fair value of $51.17 per share at the closing date, which is based on the quoted price of our subordinate voting shares on the NYSE on the closing date. Also included in the total consideration is an amount of approximately $40.4 million that was attributable to the replacement awards issued for the assumption of the stock option plan of ShopKeep.

In addition, we acquired the business of Al Dente Intermediate Holdings, LLC and its subsidiaries through the acquisition of all the issued and outstanding shares of Al Dente Topco, Inc. pursuant to an Agreement and Plan of Merger dated December 1, 2020, by and among Lightspeed, Provide Merger Sub Inc., Provide Holdings Inc., Al Dente Topco, Inc. and Vista Equity Partners Management, LLC (the “Upserve Acquisition”, and together with the ShopKeep Acquisition, the “Acquisitions”). On December 1, 2020, immediately following the completion of the Upserve Acquisition, Al Dente Topco, Inc. and Provide Merger Sub Inc. were amalgamated and such amalgamated entity was then immediately amalgamated with Provide Holdings Inc. The surviving entity continued as Provide Holdings Inc. with 100% direct ownership of Al Dente Intermediate Holdings, LLC and its subsidiaries. Al Dente Topco, Inc. had no assets, liabilities, income, expenses or operations other than its 100% ownership of Al Dente Intermediate Holdings, LLC and its subsidiaries. The total consideration for the Upserve Acquisition of approximately $411.4 million consisted of $98.9 million cash paid on the closing date, net of cash acquired, and 5,895,365 of our subordinate voting shares, at a fair value of $52.62 per share at the closing date, which is based on the quoted price of our subordinate voting shares on the NYSE on the closing date. An amount of approximately $2.0 million was treated as a holdback that was released to Upserve.

We filed a business acquisition report on February 8, 2021 in connection with the Acquisitions, a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

On April 16, 2021, we acquired Vend pursuant to an agreement to purchase all of the shares in Vend, dated March 11, 2021, by and among the Company, Lightspeed Commerce Holdings NZ Limited, Vend Trustee Limited, and a number of shareholders and covenators described therein (the "Vend Acquisition"). The total consideration for the Vend Acquisition on closing of approximately $368.1 million consisted of approximately $188.0 million cash paid on the closing date, net of cash acquired, and 2,692,277 of our subordinate voting shares, at a fair value of $66.89 per share at the closing date, which is based on the quoted price of our subordinate voting shares on the NYSE on the closing date, subject to customary post-closing working capital adjustments.

GENERAL DEVELOPMENT OF LIGHTSPEED’S BUSINESS

Below is a summary of key general developments of our business over the last three completed financial years. As of March 31, 2021, Lightspeed operated in a single operating and reportable segment.

Three-Year Business Development History

Fiscal 2019

On April 25, 2018, we announced the appointment of Brandon Nussey to the role of Chief Financial Officer.

On October 16, 2018, we announced the unveiling of our Retail Success Index, an industry-validated questionnaire for small and medium-sized retailers to evaluate and score their businesses relative to peers in order to gain new insights and windows for advancement.

On November 13, 2018, we announced the appointment of Patrick Pichette, Marie-Josée Lamothe, Rob Williams and Paul McFeeters to our Board. Each of Patrick Pichette, Marie-Josée Lamothe and Rob Williams had joined the Board on October 14, 2018 with Paul McFeeters appointment occurring on November 7, 2018.

On December 11, 2018, we announced launch of Lightspeed Loyalty, a solution that enables Lightspeed customers to engage consumers, reward repeat business and build loyalty. The announcement came on the heels of our acquisition of cloud-based digital loyalty solutions provider, ReUp Technologies Inc., on July 18, 2018.

On January 30, 2019, we announced the launch of Lightspeed Payments, our fully-integrated payments processing solution, for U.S.-based retailers. Lightspeed Payments reduces complexity for retailers by eliminating their need to deal with a separate payments provider and the related data reconciliation, and allowing them more accurate management of their businesses.

On March 15, 2019, we announced the closing of our IPO of 17,250,000 subordinate voting shares at a price of C$16 per share for total gross proceeds of C$276 million, including exercise in full by the underwriters of their over-allotment option. The subordinate voting shares are listed on the TSX under the symbol “LSPD”.

Fiscal 2020

On April 2, 2019, we announced the closing of new credit facilities with Canadian Imperial Bank of Commerce, including a $25 million demand revolving operating credit facility, a $30 million stand-by acquisition term loan and an uncommitted $20 million accordion.

On May 9, 2019, we completed the acquisition of Chronogolf Inc., the provider of a platform that leverages our retail and hospitality solutions to enable golf course operators to manage all aspects of their business including running the retail pro shop and the golf course restaurant, billing for memberships and optimizing tee-time bookings.
On July 10, 2019, we announced the launch of the latest Lightspeed inventory release giving complex retail SMBs more mastery over inventory tracking across all of their omnichannel workflows, including tighter management over presales, back-orders, and overselling.
On July 2, 2019, we completed the acquisition of iKentoo S.A. (now Lightspeed Commerce CH S.A.), a Switzerland-based hospitality POS solutions provider, bringing us complementary technology well-suited for large and complex deployments and enabling us to further accelerate the displacement of legacy providers globally.
On July 24, 2019, we announced the appointment of Jim Texier to the role of Chief Product Officer. We announced Mr. Texier’s departure on February 4, 2021.
On July 29, 2019, we announced the filing of a preliminary short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada to allow us and certain of our security holders to qualify the distribution by way of prospectus in Canada of up to C$500 million of subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective. Subsequently, on February 6, 2020, we announced that we had filed an amended and restated short form base shelf prospectus to allow us to offer up to an aggregate of C$1 billion subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective. Subsequently, on September 2, 2020, we filed a second amended and restated short form base shelf prospectus to allow us to offer up to an aggregate of C$2 billion subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.
On August 22, 2019, we announced the closing of a secondary offering by the Principal Shareholders (as defined below), iNovia Capital funds and certain of our officers of 6,209,542 subordinate voting shares at a price of C$35 per share for total gross proceeds to the selling shareholders of C$217,333,970, including exercise in full by the underwriters of their over-allotment option.
On September 24, 2019, we announced the launch of Lightspeed Retail 3.0, the newest version of our core retail platform. Key features behind the faster and more streamlined user experience included a sleek new design, simplified navigation capabilities, more mobile-friendly functionality, and a more seamless sales workflow engine designed to optimize the selling process in complex retail environments.
On October 20, 2019, we announced the acquisition of Kounta Holdings Pty Ltd, a rapidly-growing cloud-based POS solutions platform provider to small and medium-sized hospitality businesses in Australia and New Zealand. The acquisition closed on November 1, 2019.
On January 7, 2020, we announced the acquisition of Gastrofix GmbH (now Lightspeed POS Germany GmbH), a premier cloud-based hospitality POS solution provider, providing us with further global scale in Europe’s largest economy. We drew down $30,000,000 from our stand-by acquisition term loan with the Canadian Imperial Bank of Commerce on January 2, 2020 to fund part of the acquisition.
On February 6, 2020, we announced that extended capabilities for Lightspeed Payments available to U.S. retailers, including a broader range of device types, improved reporting and an overall faster checkout experience. We also announced the commencement of the initial rollout of Lightspeed Payments to U.S. hospitality and Canadian retail customers.
On February 27, 2020, we announced the closing of a bought deal offering of 7,717,650 subordinate voting shares at a price of C$37.30 per share for total gross proceeds of C$287,868,345, including exercise in full by the underwriters of their over-allotment option. The offering consisted of a total of 4,695,000 subordinate voting shares issued from treasury and sold by us for gross proceeds of C$175,123,500 and 3,022,650 subordinate voting shares were sold by selling shareholders for aggregate gross proceeds of C$112,744,845.
On March 12, 2020, we successfully invoked our business continuity plan and announced to our employees that, with effect on March 16, 2020, employees in all of our global offices would be asked to work from in response to the COVID-19 Pandemic.
On March 23, 2020, we announced a number of resources and initiatives aimed at supporting our customers through the COVID-19 Pandemic.

Fiscal 2021

On April 8, 2020, we provided a business update that we had seen positive momentum through most of the fourth quarter of Fiscal 2020 prior to feeling the impact of the global economic disruption caused by the COVID-19 Pandemic, that we were well-capitalized as of March 31, 2020, and that we were engaging in customer-focused initiatives to mitigate the impact of the COVID-19 Pandemic, such as offering subscription discounts and deferred payment arrangements and taking other cost-containment measures.
On May 20, 2020, we announced a collaboration with the Conseil Québécois du Commerce de Détail (CQCD) to provide Québec-based retailers with personalized assistance and POS solutions. Retailers in the City of Montréal, Saint-Jérôme, and other Québec communities were offered discounted access to Lightspeed's omni-channel solutions.

On June 4, 2020, we announced a partnership with real estate industry leader Ivanhoé Cambridge (IC) to bring free and fully-integrated cloud services, including Lightspeed Retail and Lightspeed Restaurant, to small and medium-sized tenants and restaurateurs with locations in Ivanhoé Cambridge Canadian shopping centers.

On June 16, 2020, we announced new eCommerce features, including among other things, Live Preview Themes, which allow customers to test the look of their online store prior to going live, and Multi-Location Inventory, which allow customers to display to consumers their inventory availability for all store locations online.

On July 30, 2020, we announced new features to help drive digital transformation for our retail customers, including Mobile Tap for curbside pick-up and contactless payment, Digital Wallet for faster eCommerce conversion, and Analytics Core, a new module that provides a low cost entry point to Lightspeed’s existing analytics suite giving retailers greater access to the sales, inventory and employee performance insights necessary to make data-driven decisions about the future.

On August 5, 2020, we announced the launch of Lightspeed Capital, powered by Stripe, for our U.S. retail customers. This product was designed through a referral partnership with Stripe to help eligible merchants with overall business growth, more specifically to buy inventory, invest in marketing, or manage cash flows, by providing financing of up to $50,000 per retail location (now $100,000 per retail location).

On August 25, 2020, we announced the release of Lightspeed eCom for our restaurant users. The solution allows Lightspeed restaurant users to transition their businesses online and integrate new revenue streams.

On September 3, 2020, we announced the appointment of Merline Saintil to our board of directors, which appointment was effective on August 17, 2020.

On September 15, 2020, we announced the completion of our U.S. initial public offering and listing on the NYSE of 10,896,196 subordinate voting shares for total gross consideration of approximately $332.3 million, including 896,196 subordinate voting shares issued upon the partial exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $27.3 million. A secondary sale of 2,142,808 subordinate voting shares by certain shareholders was also made on the same day for gross consideration of $65.4 million, with the underwriting fees relating to their shares being paid by the selling shareholders. This secondary sale included the conversion of 238,456 multiple voting shares into subordinate voting shares.

On September 30, 2020, we announced the availability of Order Ahead, a cost-efficient online ordering management system designed to facilitate takeout, enabling North American restaurants to provide consumers with a completely contactless dining experience.

On October 7, 2020, we announced that we had been selected by Landscapes Golf Management, one of the largest golf management organizations in the world with over 40 years in business, to power 30 of its prestigious golf courses in the United States.

On October 21, 2020, we announced the availability of Lightspeed Subscriptions, a module that allows retailers using Lightspeed Payments in North America to collect recurring revenue seamlessly through their POS.

On November 5, 2020, we announced the ShopKeep Acquisition, which closed on November 25, 2020.

On November 24, 2020, we announced the appointment of Manon Brouillette to our board of directors, which appointment was effective on November 2, 2020.

On December 1, 2020, we announced the Upserve Acquisition. As a result of the issuance by the Company from treasury of subordinate voting shares as partial consideration for the acquisition of Upserve, all of our outstanding multiple voting shares were automatically converted into subordinate voting shares, on a one-for-one basis as a result of reaching the automatic conversion ownership threshold attached to the multiple voting shares, all in accordance with their terms. As a result of such automatic conversion, the subordinate voting shares are our only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of our restated articles of incorporation, upon the automatic conversion of all of our issued and outstanding multiple voting shares, the authorized and unissued multiple voting shares as a class were automatically deleted entirely from our authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto.

On January 12, 2021, we announced the initial availability of the Lightspeed Supplier Network for North American retailers. The fully integrated stock ordering solution connects merchants with suppliers to help democratize the supply chain. The solution provides merchants with greater supplier access and inventory visibility, automates manual ordering, consolidates supplier portals into the POS, streamlines omni-channel operations by making it easy to import product details and photos into the POS, and ensures use of supplier approved brand names and images.

On February 12, 2021, we completed a marketed public offering of subordinate voting shares in the United States and Canada through the issuance of new shares and a sale of shares held by certain shareholders, including DHIDasilva Holdings Inc. (a company controlled by our founder and Chief Executive Officer) and certain members of management. The marketed public offering consisted of an aggregate of 9,660,000 subordinate voting shares, including the exercise in full by the underwriters of their over-allotment option to purchase 1,260,000 additional subordinate voting shares. A total of 8,860,000 subordinate voting shares were issued from treasury for gross proceeds of $620.2 million for the Company. A sale of 800,000 Subordinate Voting Shares by DHIDasilva Holdings Inc. and certain members of management was also made on the same day for gross proceeds of $56 million, with the underwriting fees relating to their shares being paid by the selling shareholders.

Recent Developments

On March 11, 2021, we announced the Vend Acquisition, which closed on April 16, 2021.
On May 20, 2021, due to the depleted amount available under our prior short form base shelf prospectus, we filed a preliminary short form base shelf prospectus (the “Base Prospectus”) with securities regulatory authorities in each of the provinces and territories of Canada. When the Base Prospectus is made final or effective by securities regulatory authorities in Canada, we intend to file a corresponding short form base shelf prospectus on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement will allow Lightspeed and certain of its security holders to offer up to C$4 billion of subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the Base Prospectus is effective.

RISK FACTORS
In addition to all other information set out in this AIF, as well as our Management’s Discussion and Analysis for Fiscal 2021 and our audited financial statements and related notes thereto for Fiscal 2021, the following specific factors could materially adversely affect us and/or our business, financial condition and results of operations. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow. This AIF also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors including the risks described below. See “Forward Looking Information”.
Risks Related to Our Business and Industry
The COVID-19 Pandemic is adversely affecting and is expected to continue to adversely affect our business, operating results and financial condition and this adverse affect could be material.
Although the Company has shown an 84% increase in revenue for Fiscal 2021 compared to Fiscal 2020 in spite of the challenging macro-economic environment, and partially aided by our recent acquisitions of ShopKeep and Upserve, the future impact of the COVID-19 Pandemic on our business, financial condition, and results of operations remains uncertain. The measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by SMBs as well as consumers have disrupted and will continue to disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers. We have had to change some of our business practices in response to the pandemic and we may be required by government authorities to, or determine it appropriate to, take further actions. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and their impact on our business, financial condition and results of operations going forward. Additionally, the impact of new solutions and initiatives we have launched or will launch in response to the COVID-19 Pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such solutions and initiatives.

Many of the measures attempting to contain and mitigate the effect of the COVID-19 virus were initially implemented in March 2020, and in many of the geographies we serve have remained or were reinstated after temporarily being lifted as a result of resurgences of the virus, and thus have impacted our results for Fiscal 2021. We are uncertain of the impact of these measures in subsequent periods as, even though many jurisdictions were able to ease measures after an initial period, many have strengthened or re-strengthened measures, including forced business closures, with continuing resurgences of COVID-19 cases in many of the geographies we serve around the world. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include the duration and magnitude of the COVID-19 Pandemic, actions taken to contain the virus, the availability, distribution and efficacy of vaccines, the impact of the COVID-19 Pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, partners, vendors, customers and their consumers.

The current global crisis has impacted and continues to impact our retail and hospitality customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It is also limiting their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. In Fiscal 2021, we engaged in several customer-focused initiatives, such as subscription discounts, delayed start dates and deferred payment arrangements, aimed at supporting our customers during the COVID-19 Pandemic. These initiatives had a negative impact on revenue and cash flows. We may continue such customer-focused initiatives or implement new ones in the verticals and jurisdictions that continue to be significantly impacted by the COVID-19 Pandemic and we expect this to continue to have a negative impact on our business, financial condition and results of operations as long as measures taken to limit the spread of COVID-19 persist.

COVID-19 has also caused heightened uncertainty in the global economy. Slowdowns in economic growth may result in consumers not having the financial means to make purchases from our customers and may delay or reduce discretionary purchases, negatively impacting our customers (which are SMBs that are more susceptible than larger businesses to general economic conditions) and our results of operations. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks or potential losses for the Company's merchant cash advance program, which could adversely affect our business and may require us to recognize an impairment related to our assets in our financial statements. No such impairment has been recognized as at March 31, 2021. Since the impact of the COVID-19 Pandemic is ongoing, the effect of the COVID-19 outbreak and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Further, volatility in the capital markets has been heightened during recent months and such volatility may continue, which may cause declines in the price of our Subordinate Voting Shares, increasing the risk that securities class action litigation could be instituted against us.

The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. The duration and severity of the COVID-19 Pandemic may also have the effect of heightening many of the other risks described herein, such as risks relating to our rapid growth and growth strategy, our ability to achieve profitability, payments processed through our platforms and our risk management efforts in connection therewith, our reliance on certain suppliers and strategic partners, our international sales, cybersecurity and data protection, our internal controls, our ability to attract and retain employees, our ability to obtain insurance on favorable terms, our access to capital, and the provisions of our debt instruments. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.
We cannot currently estimate the overall severity, extent or duration of any resulting adverse impact on our business, financial condition or results of operations from COVID-19, though the impact may be material. A material adverse effect on our employees, customers, vendors, partners and/or other stakeholders could have a material adverse effect on us.
Our rapid growth may not be sustainable and depends on our ability to attract new customers, retain revenue from existing customers and increase sales to both new and existing customers.
We generate revenue primarily from the sale of cloud-based software subscription licenses and our payments solutions for both retail and hospitality segments. In addition, we offer a variety of hardware and other services to provide value-added support to our customers and supplement our subscription and transaction-based revenue solutions. Subscription revenues are principally realized through the sale of subscriptions to our retail and hospitality customers. Our subscription plans vary from monthly plans to one-year and multi-year terms. Our customers generally have no long-term obligation to renew their subscriptions, and the difficulty and costs associated with switching to a competitor may not be significant for many of our customers. As a result, even though the number of customers using our platform has grown rapidly in recent years, there can be no assurance that we will be able to attract new customers or retain existing customers. We have historically experienced customer turnover as a result of our focus on SMBs, which are more susceptible than larger businesses to changes in general economic conditions and other risks affecting their businesses. Many of these SMBs are in the entrepreneurial stage of their development and there is no guarantee that their businesses will succeed. Such customers may be particularly susceptible to the impact of the COVID-19 Pandemic, related restrictions, and general economic conditions. New customers joining our platform may also decide not to continue or renew their subscription for reasons outside of our control. Our costs associated with subscription renewals are substantially lower than costs associated with generating revenue from new customers or costs associated with generating sales of additional solutions to existing customers. Therefore, if we are unable to retain revenue from existing customers or if we are unable to increase revenues from existing customers, even if such losses are offset by an increase in new customers or an increase in other revenues, our operating results could be adversely impacted.

We may also fail to attract new customers, retain revenue from existing customers or increase sales to both new and existing customers as a result of a number of other factors, including:
•    reductions in our current or potential customers’ spending levels;
•    competitive factors affecting the SaaS market, including the introduction or innovation of competing platforms, discount pricing and other strategies that may be implemented by our competitors;
•    global political, economic, social and environmental risks that may impact our operations or our customers’ operations and/or decrease consumer spending, including pandemics such as the COVID-19 Pandemic (which is adversely affecting and is expected to continue to adversely affect our business, operating results and financial condition) and other global health emergencies, natural disasters, acts or threats of war or terrorism and other general security concerns;
•    our ability to execute on our growth strategy and operating plans;
•    a decline in the market share of SMBs relative to large enterprises;
•    a decline in our customers’ level of satisfaction with our platform and customers’ usage of our platform;
•    changes in our relationships with third parties, including our suppliers, app developers, theme designers, referral sources, resellers, payments processors, installation partners and other partners;
•    the timeliness and success of new products and services we may offer in the future;
•    customer perceptions of business in the context of our rapid growth and in the context of acquisitions we complete;
•    concerns relating to actual or perceived privacy or security breaches;

•    the frequency and severity of any system outages;
•    technological changes or problems; and
•    our focus on long-term value over short-term results, meaning that we may make strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long-term.

Due to these factors and the continued evolution of our business, our historical revenue growth rate and operating margin may not be indicative of future performance.

Additionally, we anticipate that our growth rate will decline over time to the extent that the number of customers using our platform increases and we achieve higher market penetration rates. As our growth rate declines, investors’ perception of our business may be adversely affected and the trading price of our subordinate voting shares could decline as a result. To the extent our growth rate slows, our business performance will become increasingly dependent on our ability to retain revenue from existing customers and increase sales to existing customers.
We may not be able to successfully implement our growth strategy on a timely basis or at all.
Our future growth, profitability and cash flows depend upon our ability to successfully implement our growth strategy, which, in turn, is dependent upon a number of factors, including our ability to:
•    expand our customer location footprint;
•    build on our success in payments and financial solutions;
•    accelerate ARPU expansion by introducing new modules;
•    expand our presence within verticals; and
•    selectively pursue strategic and value-enhancing acquisitions.
There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current revenue and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.
The impact of worldwide economic conditions such as the COVID-19 Pandemic, including the resulting effect on the operations of and spending by SMBs and on consumer spending, may adversely affect our business, operating results and financial condition.

A significant majority of the customers that use our platforms are SMBs and many of our customers are in the entrepreneurial stage of their development. Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations and/or decrease consumer spending. Conditions and events such as pandemics like the COVID-19 Pandemic and the related measures taken by public and private actors to protect the public health such as stay-at-home orders, other global health emergencies, natural disasters, climate change and global warming, acts or threats of war or terrorism and other general security concerns may impact the operations of and spending levels by SMBs and consumer spending levels. SMBs may be disproportionately affected by economic downturns. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions.
Economic downturns may also adversely impact retail and restaurant sales, which could result in customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants operate in an industry which is intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally.
Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks and potential losses to our merchant cash advance program, any of which could adversely affect our business.
Our business could be harmed if we fail to manage our growth effectively.

The rapid growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our platforms depend on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. The growth in the number of customers using our platform and the number of requests processed through our platform has increased the amount of data that we process. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform.
Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We have grown from more than 1,100 employees, including part-time employees and interns, as at March 31, 2020 compared to more than 1,800 employees, including part-time employees and interns, as at March 31, 2021. We intend to further expand our overall business, including significantly increasing headcount in the future, with no assurance that our revenues will continue to grow. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. Furthermore, some members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage such growth effectively. In managing our growing operations, we are also subject to the risks of over-hiring and/or overcompensating our employees and over-expanding our operating infrastructure. As a result, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses.
In addition, we believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork and passion for our customers and a focus on attractive design and technologically advanced and well-crafted software. As a result of our rapid growth, a large portion of our employees have been with us for fewer than two years, and many have joined in a remote work environment. As we continue to grow and develop the infrastructure of a public company, we must effectively integrate, develop and motivate a growing number of new employees, some of whom are based in various countries around the world and some of whom come to us via acquisitions we complete. In addition, we must preserve our ability to execute quickly in further developing our platforms and implementing new features and initiatives. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to recruit and retain personnel, to continue to perform at current levels or to execute on our business strategy effectively and efficiently.

We have a history of losses and we may be unable to achieve profitability.
We incurred net losses of $124.3 million in Fiscal 2021, $53.5 million in Fiscal 2020, and $183.5 million in Fiscal 2019. At March 31, 2021, we had an accumulated deficit of $637.8 million. These losses and accumulated deficit are a result of, among other things, the substantial investments we made to grow our business, expenses incurred in connection with our recent acquisitions and, with respect to Fiscal 2019, fair value accounting for our preferred shares. We expect to make significant expenditures to expand our business in the future. We expect to carefully monitor the impact of the COVID-19 Pandemic on our addressable market and to make opportunistic and deliberate investments in sales and marketing to attract new businesses to our platform, both in our existing core geographies and new markets around the world. We plan to increase our investment in research and development as we continue to introduce new products and services to extend the functionality of our platforms and innovate in response to changing regulations and consumer behaviours. We also intend to invest in maintaining our high level of customer service and support, which we consider critical for our continued success. We also expect to incur additional general and administrative expenses as a result of our growth. In order to support the continued growth of our business and to comply with continuously changing security and operational requirements, we plan to continue investing in our hosting and network infrastructure. We also plan to continue to selectively pursue acquisition opportunities, which require that we incur various expenses and fees of external advisors. These increased expenditures will make it harder for us to achieve profitability and we cannot predict whether we will achieve profitability in the near term or at all. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. If the costs associated with acquiring new customers, including online advertising and paid search costs, or the terms on which our partners refer clients to us, materially rise in the future, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses and may not achieve or maintain profitability.
We may make decisions that would reduce our short-term operating results if we believe those decisions will improve the experiences of our customers and their consumers and if we believe such decisions will improve our operating results over the long-term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.
We have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

Pursuing strategic and value-enhancing acquisitions or investment opportunities is one of our key growth strategies and has been an important contributor to our past growth. Any transactions that we enter into could be material to our financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures, whether or not such transactions are ultimately completed. Acquisitions and investments involve a number of risks, such as:
•    diversion of management time and focus from operating our business;
•    use of resources that are needed in other areas of our business;
•    in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;
•    in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company;
•    in the case of an acquisition, coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto our systems, platforms and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;
•    in the case of an acquisition, difficulty integrating, supporting or enhancing acquired product lines or services, including difficulty in transitioning acquired solutions developed with different source code architectures to our integrated platforms, difficulty in supporting feature development across our full suite of house-built and acquired solutions and strain on resources from marketing and supporting multiple platforms prior to integration;
•    in the case of an acquisition, retention and integration of employees from the acquired company, and preservation of our corporate culture;
•    unforeseen costs or liabilities;
•    adverse effects to our existing business relationships with partners and customers as a result of the acquisition or investment;
•    the possibility of adverse tax consequences;
•    in the case of an acquisition, we may not be able to secure required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;
•    litigation or other claims arising in connection with the acquired company or investment; and
•    in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

In addition, a significant portion of the purchase price of companies we acquire has historically been and in the future may be allocated to acquired goodwill and other intangible assets, which must be tested at least annually for impairment in the case of goodwill and assessed for impairment in the case of other intangible assets. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or result in issuances of securities with superior rights and preferences to the subordinate voting shares or the incurrence of debt with restrictive covenants that limit our future uses of capital in pursuit of business opportunities.

We may not be able to identify acquisition or investment opportunities that meet our strategic objectives, or to the extent that such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to us.
Businesses we acquire may not have disclosure controls and procedures and internal controls over financial reporting, cybersecurity controls and data privacy compliance programs, or their existing controls and programs may be weaker than or otherwise not in conformity with ours.
We have a history of acquiring businesses of varying sizes and organizational complexities. Upon consummating an acquisition, we seek to implement our disclosure controls and procedures, our internal controls over financial reporting as well as procedures relating to cybersecurity and compliance with data privacy laws and regulations at the acquired company as promptly as possible. Depending upon the nature and scale of the business acquired, the implementation of our disclosure controls and procedures as well as the implementation of our internal controls over financial reporting at an acquired company may be a lengthy process and may divert our attention from other business operations. Our integration efforts may periodically expose deficiencies or suspected deficiencies in the controls, procedures and programs of an acquired company that were not identified in our due diligence undertaken prior to consummating the acquisition. Where there exists a risk of deficiencies in controls, procedures or programs, we may not be in a position to comply with our obligations under applicable laws, regulations, rules and listing standards or we may be required to avail ourselves of scope limitations with respect to certifications required thereunder, and, as a result, our business and financial condition may be materially harmed.
Our limited operating history in new and developing markets and new geographic regions makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.
While we launched our first solution in 2005, the majority of our revenue growth has occurred in the past few years. We also operate in new and developing markets that may not develop as we expect. This limited operating history in new and developing markets and new geographic regions and recent rapid growth make it difficult to accurately assess our future prospects. You should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that it may not be possible to discern fully the trends that we are subject to, and that elements of our business strategy are new and subject to ongoing development. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business. If we do not manage these risks successfully, our business, results of operations and prospects will be harmed.
Our future success will depend in part upon our ability to expand into new geographic regions, whether by acquisition or otherwise, and we will face risks entering markets in which we have limited or no experience and in which we do not have any brand recognition. It is costly to establish, develop and maintain international operations, and to promote our brand internationally. In addition, expanding into new geographic regions where foreign languages may be used will require substantial expenditures and take considerable time and attention, and we may not be successful enough in these new markets to recoup our investments in a timely manner, or at all. Our efforts to expand into new geographic regions may not be successful, which could limit our ability to grow our business.

Our growth strategy involves building on our success in payments and financial solutions, which may present risks and challenges that we have not yet experienced.

Lightspeed Payments continues to become an increasingly important part of our business as it is rolled out more broadly and also represents an entry point for us into the provision of other financial solutions such as merchant cash advances. Payments and financial solutions continue to represent a new area of business for our Company and building on our success so far in this area is integral to our growth strategy. However, we and our management have limited operating experience executing this strategy. This strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and people. Implementation of this strategy may also divert management’s attention from other aspects of our business and place a strain on our management, operational, development and financial resources, as well as our information systems. The rollout of Lightspeed Payments beyond the United States and Canada and the rollout of other financial solutions worldwide requires us to comply with different and evolving laws governing payment processing, financial services, as well as the collection, storage and use of information on consumers involved in transactions. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our international expansion.

Further, we are internally developing certain solutions that form a part of Lightspeed Payments and other financial solutions such as merchant cash advances. Development of new solutions incorporating advanced technology is a complex process and subject to numerous uncertainties. Our success in developing such solutions will depend in part on our ability to develop them in a manner that keeps pace with continuing changes in technology, evolving industry standards, new solution and product introductions by competitors, changing client preferences and requirements and the interoperability of such solutions with our platforms, including the platforms of companies we acquire, and third-party developed portions thereof.

In addition, we face competition from established payment processors offering existing and proven payment solutions and other financial solutions providers. These payment processors and other financial solutions providers and their product offerings benefit from a long history of market acceptance and familiarity as compared to Lightspeed Payments and our other financial solutions. Potential customers for Lightspeed Payments and our financial solutions may be reluctant to adopt our solutions over existing solutions, or may consider our solutions as inferior to similar solutions offered by our competitors. Further, many of our customers, including the customers of companies we have recently acquired, currently rely on integrated payments solutions, on which we achieve lower margins compared to Lightspeed Payments. Finally, the marketability of Lightspeed Payments and other financial solutions we offer could be significantly affected by changes in economic or market conditions or by the adoption of new technologies and solutions, including payment technologies. There can be no assurance that our customers will adopt Lightspeed Payments over other competing payment solutions or existing integrated payments solutions, nor can there be any assurance that our customers will adopt our other financial solutions as they become available.

If we are unable to provide a convenient and consistent payment experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if the solutions we have incorporated into or offer alongside Lightspeed Payments do not appeal to our customers, reliably function as designed, or maintain the privacy and security of customer data, we may experience a loss of customer confidence or lost revenue, which could adversely affect our reputation and results of operations.
Our operating results are subject to seasonal fluctuations.

Our transaction-based revenues are directionally correlated with the level of GTV that customers facilitate through our platform. Our customers typically process additional GTV during the third quarter holiday season. As a result, we have historically generated higher transaction-based revenues in our third quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our transaction-based revenues, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance. Fluctuations in quarterly results may materially and adversely affect the predictability of our business and the price of our subordinate voting shares.
If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platforms and innovate and introduce new solutions in a manner that responds to our customers’ evolving needs, our business may be adversely affected.
The markets in which we compete are characterized by constant change and innovation and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our customers and design platforms that provide them with the breadth of tools they need to operate and grow their businesses. Our ability to attract new customers, retain revenue from existing customers and increase sales to both new and existing customers will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform and to innovate and introduce new solutions.
We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and evolve, including developments in POS, eCommerce and payments technology. Other potential changes are on the horizon as well, notably in the payments space, such as developments in real-time payments, blockchain, crypto-currencies and in tokenization, which replaces sensitive data (e.g., payment card information) with symbols (tokens) to keep data safe in the event of a breach. Similarly, there is rapid innovation in the provision of other products and services to businesses, including tailored financial solutions and marketing services. These new services and technologies may be superior to, impair, or render obsolete the products and services we currently offer or the technologies we currently use to provide them. We have in the past, and may experience in the future, difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements. Software development involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platforms. We must also continually update, test and enhance our software platforms. For example, our design team spends a significant amount of time and resources incorporating various design enhancements, such as customized colors, fonts, content and other features, into our platform. The continual improvement and enhancement of our platforms requires significant investment and we may not have the resources to make such investment. Our improvements and enhancements may not result in our ability to recoup our investments in a timely manner, or at all. We may make significant investments in new solutions or enhancements that may not achieve expected returns. The success of any enhancement or new solution depends on several factors, including the timely completion and market acceptance of the enhancement or new solution. Our ability to develop new enhancements or solutions may also be inhibited by industry-wide standards, payment card networks, laws and regulations, resistance to change by customers, difficulties relating to integration or compatibility with third-party software or hardware, or third parties’ intellectual property rights.
Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. Improving and enhancing the functionality, performance, reliability, design, security and scalability of our platform is expensive, time-consuming and complex, and to the extent we are not able to do so in a manner that responds to our customers’ evolving needs, our business, operating results and financial condition will be adversely affected.

Lightspeed Payments subjects us to regulatory requirements, payment card network rules, payment card transactions underwriting and other risks that could be costly and difficult to comply with or that could harm our business.
Our intention to build on the success of Lightspeed Payments, which is core to our growth strategy, subjects us to a number of risks related to payments processed through our platforms. These risks include, but are not limited to, the following:
•    we pay interchange and other fees, which may increase our operating expenses;
•    our payments processors may terminate their relationships with us, fine us or increase our operation costs, if we are unable to maintain our chargeback ratios at acceptable levels, if we violate card network rules or if we engage in any other business or activity that in the view of our payments processors may increase our risk profile;
•    increased costs and diversion of management time and effort and other resources to deal with fraudulent transactions, chargeback disputes and risk monitoring;
•    potential fraudulent or otherwise illegal or prohibited activity by our customers, their consumers, developers, employees or third parties which could lead to increased liabilities, particularly as an increasing amount of our GTV is processed via eCommerce;
•    potential unpaid customer chargebacks and fees for which we must bear the loss;
•    restrictions on funds or required reserves or other forms of security related to payments;
•    data breaches involving credit card information or other personal information, including security breaches of our customers’ systems which could lead to increased liabilities; and
•    additional disclosure and other requirements, including new reporting regulations and new payment card network operating rules.
We are required by our payments processors to comply with payment card network operating rules and those of the sponsor financial institution and we have agreed to reimburse our payments processors and the sponsor financial institutions for any fees or fines they are assessed by payment card networks as a result of any unpaid liabilities or rule violations by us or our customers. The payment card networks have discretion to both set and interpret the card rules and the sponsor financial institution can add to these rules. In addition, we face the risk that one or more payment card networks or other processors may, at any time, assess penalties against us or terminate our ability to accept credit card payments or other forms of online payments from customers, which would have an adverse effect on our business, financial condition and operating results.
If we fail to comply with the rules and regulations adopted by the payment card networks, we would be in breach of our contractual obligations to our payments processors, sponsor financial institutions, financial institutions, partners and customers. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees, increased security requirements and civil liability, and could eventually prevent us from processing or accepting payment cards or could lead to a loss of payment processor partners, even if there is no compromise of customer information.
We are currently subject to a variety of laws and regulations in the United States, Canada and elsewhere related to payment processing, including those governing cross-border and domestic money transmission, gift cards and other prepaid access instruments, electronic funds transfers, taxation reporting requirements, contract disclosure requirements, foreign exchange, anti-money laundering, anti-corruption, counter-terrorist financing, privacy and data protection, and banking. Depending on how our platform and our other customer solutions evolve, and as we expand Lightspeed Payments to new geographies, we expect to become subject to additional laws, either in existing or new jurisdictions. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make changes to our platform, any of which could have an adverse effect on our business, financial condition and results of operations.
Our risk management efforts in connection with the processing of payments may not be effective, which could expose us to losses and liability and otherwise harm our business.
As Lightspeed Payments grows, greater efforts will be required to vet and monitor our customers and to determine whether the transactions we process for them are legitimate. If our solutions are used to process illegitimate transactions, we will be expected to settle those funds to customers and may be unable to recover them and may suffer losses and liability. These types of illegitimate transactions can also expose us to governmental and regulatory scrutiny and enforcement actions. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from our customers, which amounts we may be required to absorb. In configuring our payments services, we face an inherent trade-off between security and customer convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Our current business, changes due to the COVID-19 Pandemic and the related economic impact, and anticipated domestic and international growth will continue to place significant demands on our risk management and compliance efforts, and we will need to continue developing and improving our existing risk management infrastructure, techniques, and processes. As a greater number of customers use our services, our exposure to material risk losses from a single customer, or from a small number of customers, will increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets where we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses and our business may be materially and adversely affected.
Similarly, we may be exposed to risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our customers. In the event that a billing dispute between a cardholder and a customer is not resolved in favor of the customer, including in situations where the customer engaged in fraud, the transaction is typically “charged back” to the customer and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the customer’s account, or if the customer refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder, in addition to corresponding fees and fines. While we have the right to do so, we do not typically collect and maintain reserves from our customers to cover these potential losses, and for customer relations purposes, we sometimes decline to seek reimbursement for certain chargebacks. The risk of chargebacks is typically greater with those of our customers that promise future delivery of goods and services, and that finalize sales in a card-not-present environment such as online or over the phone, which risk becomes increasingly significant as a greater amount of our GTV is processed via eCommerce. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment card networks could fine us, increase our operating costs, or terminate our ability to process payment cards. Any increase in our operating costs could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected.
We are subject to additional risks relating to the availability of capital to fund customers, the ability of our customers to generate sales to remit receivables, general macroeconomic conditions and the risk of fraud.

To further complement our core cloud platforms, we offer a merchant cash advance program called Lightspeed Capital. This program is designed to help eligible merchants with overall business growth, buy inventory, invest in marketing, or manage cash flows by providing financing up to $100,000.
Such merchant cash advance programs are subject to additional risks. If we cannot source capital to fund the advances for our customers, we might have to reduce the availability of this service, or cease offering it altogether. A decline in macroeconomic conditions could lead to a decrease in the number of our customers eligible for an advance, and/or increase the risk of fraud or non-payment. If more of our customers cease operations, experience a decline in sales, or engage in fraudulent behaviour, it would make it more difficult for us to obtain the receivables we have purchased via merchant cash advances or to obtain repayment of merchant cash advances we have made. In addition, if we fail to correctly predict the likelihood of timely repayment of merchant cash advances, our business may be materially and adversely affected. Merchant cash advances are generally unsecured obligations, and they are not guaranteed or insured in any way. If we are unable to properly manage the risks of offering merchant cash advances to customers, our business may be materially and adversely affected.

The legal and regulatory environment also subjects us to risk related to any cash advance programs we offer or may offer. If we are unable to maintain third party insurance our exposure to losses increases, which could have an adverse impact on our results. If laws and regulations change subjecting merchant cash advances to licensing or other issuing requirements, our costs may increase or we may decide to discontinue the merchant cash advance program altogether or in part, and our business and results of operations would be negatively impacted.

We intend to continue to explore other products, models and structures to advance cash or capital to our merchants. Some of those models or structures may require, or be deemed to require, additional procedures, partnerships, licenses, regulatory approvals or capabilities. Should we fail to expand and evolve in this manner, or should these new products, models or structures, or new regulations or interpretations of existing regulations, impose requirements on us that are impractical or that we cannot satisfy, the future growth and success of our merchant cash advance program may be materially and adversely affected.

Activities of customers or partners or the content of our customer’ shops could damage our brand, subject us to liability, and harm our business and financial results.

Our terms of service and acceptable use policy prohibit our customers and our partners from using our platform to engage in illegal or otherwise prohibited activities and our terms of service and acceptable use policy permit us to terminate a customer’s shop or a partner's account if we become aware of such use. Customers or partners may nonetheless engage in prohibited or illegal activities or upload store content in violation of applicable laws, without our knowledge, which could subject us to liability. Furthermore, our brand may be negatively impacted by the actions of customers or partners that are deemed to be hostile, offensive, inappropriate or illegal. While we use technology to monitor for compliance with or eligibility for certain Lightspeed offerings, we do not proactively monitor or review the appropriateness of the content of our customers’ shops in connection with our services and we do not have control over customer activities or the activities in which our customer' consumers engage. The safeguards we have in place may not be sufficient for us to avoid liability or avoid harm to our brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect our business and financial results. Customers using the platform may also operate businesses in regulated industries, which are subject to additional scrutiny, increasing the potential liability we could incur. In addition, due to our international expansion, we may be subject to international actions alleging that customers’ store content violate laws in foreign jurisdictions, which could negatively effect our business and operations. The laws relating to the liability of online service providers are evolving and subject to challenge including claims related to defamation, libel, breach of contract, invasion of privacy, negligence, copyright or trademark infringement. Developments in these laws in various jurisdictions could subject us to liability, penalties or restrictions on our business.
We rely on a limited number of suppliers to provide part of the technology we offer through Lightspeed Payments and/or other payments offerings.

In order to provide Lightspeed Payments to our North American and EMEA customers, we have entered into payment processing agreements with Stripe, Inc and Stripe Payments Canada, Ltd., respectively (collectively, “Stripe”), as well as Adyen N.V. ("Adyen"). For our U.S. retail customers, we have similarly entered into payment processing agreements with Worldpay, LLC (“Worldpay”). Finally, ShopKeep and Upserve are party to payment processing agreements with First Data Corporation ("First Data"). These agreements are of significant importance to Lightspeed Payments and/or our other payments offerings and any disruption or problems with Worldpay, Stripe, Adyen, First Data or their respective services could have an adverse effect on our reputation, results of operations and financial results. If any of these providers were to terminate their relationship with us, we could incur substantial delays and expenses in finding and integrating an alternative payment service provider into Lightspeed Payments, and the quality and reliability of such alternative payment service provider may not be comparable. Any long-term or permanent disruption in Lightspeed Payments and/or our other payments offerings would decrease our revenues from retail solutions, since our customers would be required to use one of our integrated payment processing solutions or a third-party payment provider.
Security breaches, denial of service attacks, or other hacking and phishing attacks on our systems or other security breaches, including internal security failures, could harm our reputation or subject us to significant liability, and adversely affect our business and financial results.

We operate in an industry that is prone to cyber attacks. Failure to prevent or mitigate security breaches and improper access to or disclosure of our data, customer data, or the data of their consumers, could result in the loss or misuse of such data, which could harm our business and reputation. The security measures we have integrated into our internal networks and platforms, which are designed to prevent or minimize security breaches, may not function as expected or may not be sufficient to protect our internal networks and platforms against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our networks. While we have established a cyber attack remediation plan to enable us to assess and respond to such attacks, there can be no assurance that the measures set forth under such plan will be adequate in all circumstances nor that they will be effective in mitigating, or allowing us to recover from, the effects of such attacks. In addition, we have insurance coverage, but this coverage may be insufficient to compensate us for all liabilities that we may incur.

Our customers’ storage and use of data concerning their stores and restaurants and their consumers is essential to their use of our platforms, which stores, transmits and processes our customers’ proprietary information and personal information relating to them and their clients. If a security breach were to occur, as a result of third-party action, employee error, breakdown of our internal security processes and procedures, malfeasance or otherwise, and the confidentiality, integrity or availability of our customers’ data was disrupted, we could incur significant liability to our customers and to individuals whose information was being stored by our customers, and our platforms may be perceived as less desirable, which could negatively affect our business and damage our reputation.
Our platforms and third-party applications available on, or that interface with, our platforms may be subject to distributed denial of service attacks (“DDoS”), a technique used by hackers to take an internet service offline by overloading its servers, and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In addition, computer malware, viruses, and hacking and phishing attacks by third parties are prevalent in our industry. We have experienced such attacks in the past and may experience such attacks in the future. As a result of our increased visibility, we believe that we are increasingly a target for such breaches and attacks.
Moreover, our platforms and third-party applications available on, or that interface with, our platforms could be breached if vulnerabilities in our platforms or third-party applications are exploited by unauthorized third parties or due to employee error, breakdown of our internal security processes and procedures, malfeasance, or otherwise. Further, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information or otherwise compromise the security of our internal networks, electronic systems and/or physical facilities in order to gain access to our data or our customers’ data. Since techniques used to obtain unauthorized access change frequently and the size and severity of DDoS attacks and security breaches are increasing, we may be unable to implement adequate preventative measures or stop DDoS attacks or security breaches while they are occurring. In addition to our own platforms and applications, some of the third parties we work with may receive information provided by us, by our customers, or by our customers’ clients through web or mobile applications integrated with Lightspeed. If these third parties fail to adhere to adequate data security practices, or in the event of a breach of their networks, our own and our customers’ data may be improperly accessed, used or disclosed.
Any actual or perceived DDoS attack or security breach could damage our reputation and brand, expose us to a risk of litigation and possible liability and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the DDoS attack or security breach. Some jurisdictions have enacted laws requiring companies to notify individuals and authorities of data security breaches involving certain types of personal or other data and our agreements with certain customers and partners require us to notify them in the event of a security incident. Similarly, if our suppliers experience data breaches and do not notify us or honor their notification obligations to authorities or users, we could be held liable for the breach. We may not be in a position to assess whether a data breach at one of our suppliers would trigger an obligation or liability on our part. Such mandatory disclosures are costly, could lead to negative publicity, and may cause our customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain revenue from existing customers or attract new ones. Similarly, if a high-profile security breach occurs with respect to a retailer or eCommerce platform, customers may lose trust in eCommerce more generally, which could adversely impact our customers’ businesses. Any of these events could harm our reputation or subject us to significant liability, and materially and adversely affect our business and financial results.
System failures, interruptions, delays in service, catastrophic events, inadequate infrastructure and resulting interruptions in the availability or functionality of our platforms could harm our reputation or subject us to significant liability, and adversely affect our business and financial results.
Our brand, reputation and ability to attract, retain and serve our customers are also dependent upon the reliable performance of our platforms, including our underlying technical infrastructure. Our platforms are mission critical for our customers who rely on them to manage their businesses and the data collected in connection therewith, including transaction records, information about inventory and customers and other important business information and data. Our systems, those of our third-party data center facilities and those of our payment partners and other service providers may experience service interruptions, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, or other events. Our systems are also subject to break-ins, sabotage, and acts of vandalism. Our platforms and technical infrastructure may not be adequately designed with sufficient reliability and redundancy and our disaster recovery planning, which includes using geographically distinct and multi-region data centers, may not be sufficient to avoid performance delays or outages that could be harmful to the businesses of our customers and our business. We are in the process of implementing a formal disaster recovery program to document our processes for moving our systems to back-up data centers in the event of a catastrophe; however, our capabilities to do this in the event of a catastrophe may not be sufficient for all eventualities. In addition, as a provider of payments solutions, we are subject to increased scrutiny by regulators that may require specific business continuity and disaster recovery plans and more rigorous testing of such plans. This increased scrutiny may be costly and time-consuming and may divert our resources from other business priorities.
We have in the past experienced and may in the future experience service interruptions which disrupt the availability or reduce the speed or functionality of one or more of our platforms. These events have resulted and likely will result in loss of revenue. In addition, they could result in significant expense to repair or replace damaged equipment and remedy resultant data loss or corruption. A prolonged interruption in the availability or reduction in the speed or other functionality of any of our platforms could materially harm our reputation and business. Frequent or persistent interruptions in access to functionality of any of our platforms could cause our customers to believe that our platforms are unreliable. If any of our platforms is unavailable when our customers attempt to access it, or if any of our platforms do not perform to expected levels, especially during peak periods for our customers, such as the holiday shopping season, our customers may cease to use our platforms entirely. Moreover, to the extent that any system failure or similar event results in damages to customers or their businesses, these customers could seek compensation from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly to address. While we have implemented measures intended to prevent or mitigate such interruptions, there can be no assurance that such measures will successfully prevent service interruptions in the future.
A significant natural disaster could have a material and adverse effect on our business. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our headquarters or the data centers of our service providers could result in lengthy interruptions in access to or functionality of our platforms or could result in related liabilities.

Interruptions or other issues in the proper functioning of or upgrades to our information technology systems could cause disruption to our operations.
Our information technology systems require periodic modifications, upgrades, and replacement that subject us to costs and risks, including potential disruption to our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel or outside firms to implement and operate existing or new systems, diversion of management’s attention from other aspects of our business, and other risks and costs of delays or difficulties in transitioning to new or modified information technology systems or of integrating new or modified information technology systems into our current technical infrastructure.

We are continually improving and upgrading our information technology systems. Implementation of new information technology systems is complex, expensive, and time-consuming. If we fail to timely and successfully implement new information technology systems, or improvements or upgrades to existing information technology systems, or if such information technology systems do not operate as intended, this could have an adverse impact on our business, internal controls (including internal controls over financial reporting), results of operations and financial condition.

We heavily rely on our information technology systems to manage our various business operations and regulatory compliance. Our technical infrastructure may be subject to damage or interruption from a variety of sources, including power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events, terrorism, and human error. If our information technology systems are damaged, fail to function properly, or otherwise become compromised or unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, results of operations and financial condition.
We store personal and other information of our partners, our customers and their consumers and our employees. If the security of this information is compromised or is otherwise accessed without authorization, or is perceived to be compromised or accessed without authorization, our reputation may be harmed and we may be exposed to liability and loss of business.
We store personal information and other confidential information of our partners and our customers, and may also store credit card information of our customers. We also collect and maintain personal information of our employees. Third-party software applications integrated with Lightspeed and the third-party applications available on our platforms may also store personal information and/or other confidential information. We do not regularly monitor or review the content that our customers upload and store, or the information provided to us through the applications integrated with our platforms, and, therefore, we do not control the substance of the content hosted within our platforms, which may include personal information. Additionally, we use third-party service providers and subprocessors to help us deliver services to customers and their consumers. These service providers and subprocessors may store personal information, credit card information and/or other confidential information. We have in the past experienced and may in the future experience successful attempts by third parties to obtain unauthorized access to the personal information of our partners, our customers and our customers’ consumers, and events or situations as a result of which this information was or could be exposed through human error, malfeasance or otherwise. The unauthorized or inadvertent release or access, or other compromise of this information could have a material adverse effect on our business, financial condition and results of operations. Even if such a data breach were to affect one or more of our competitors or our customers’ competitors, rather than us, the resulting consumer concern could negatively affect our customers and/or our business.
We are also subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of data. The regulatory framework in Canada, the United States, Europe and many other jurisdictions in respect of privacy issues is constantly evolving and is likely to remain uncertain for the foreseeable future. For example, the GDPR became effective in May 2018 and replaced the data protection laws of each member state of the European Union. The GDPR significantly increased penalties for non-compliance with European data protection regulations. The interpretation and application of such laws is often uncertain and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require us to make changes to our platforms. Some jurisdictions, including Canada, U.S. states and the European Union, among others, have enacted laws requiring companies to notify individuals and authorities of security breaches involving certain types of personal and other information and our agreements with certain customers and partners require us to notify them in the event of a security incident. Similarly, if our suppliers experience data breaches and do not notify us or honor their notification obligations to authorities or users, we could be held liable for the breach. We may not be in a position to assess whether a data breach at one of our suppliers would trigger an obligation or liability on our part.

Additionally, some jurisdictions, as well as our contracts with certain customers, require us to use industry-standard or reasonable measures to safeguard personal information or confidential information, and thereby mitigate the risk of a security incident. These laws, which tend to focus around individuals’ financial and payment related information, are increasingly relevant to us, as we have started to process more information from our customers’ clients through our platform.
Our failure to comply with legal or contractual requirements around the security of personal information could lead to significant fines and penalties imposed by regulators, as well as claims by our partners, our customers and their consumers, our employees or other relevant stakeholders. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, diversion of management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our solutions.
In addition, while we employ security measures to protect any credit card information that we may collect and store, such as encryption and authentication technology licensed from third parties, advances in computer capabilities, new discoveries in the field of cryptography and other developments may result in a compromise or breach of the technology we use to protect credit card information. If our security measures fail to protect credit card information adequately, we could be liable to our partners or our customers for their losses. As a result, we could be subject to fines, we could face regulatory or other legal action, and our customers could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. In addition, while we carry insurance against cybersecurity risks that we consider appropriate, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that our insurers will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.
We may incur additional costs to maintain legitimate means for our transfer and receipt of personal data from European countries, or may be unable to maintain such legitimate means.
With regards to transfers to the U.S. of personal data (as such term is defined under the General Data Protection Regulation) from our European employees, customers and users, we relied until recently upon the EU - U.S. Privacy Shield, as well as EU standard contractual clauses in certain circumstances. Both the EU - U.S. Privacy Shield and EU standard contractual clauses have been subject to legal challenge, resulting in the EU - U.S. Privacy Shield being recently invalidated by the Court of Justice of the European Union ("CJEU"). While the validity of the EU standard contractual clauses was confirmed by the CJEU, the use of the standard clauses with respect to data transfers to the U.S. may be subject to further challenge and subsequent guidance from the European Data Protection Board has cast doubt on their adequacy. The U.S. Department of Commerce and the European Commission have initiated discussions to evaluate the potential for an enhanced EU - U.S. Privacy Shield framework that would comply with the CJEU decision. Similar discussions are also necessary with Switzerland, which is not an EU member, and the UK, which has ceased to be an EU member. However, such an enhancement to the program may not be created, and any such enhancement could be subject to further challenge before the European courts. Accordingly, we may experience reluctance or refusal by current or prospective European customers to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of European residents, including arrangements to store and process such data outside the U.S. We may also be unsuccessful in maintaining legitimate means for our transfer and receipt of personal data from European countries. The regulatory environment applicable to the handling of the personal data of European residents, and our actions taken in response may cause us to assume additional liabilities or incur additional costs, and could result in our business, operating results and financial condition being harmed. Additionally, should we continue to transfer the personal data of European residents to the U.S. without a solution that is compliant with the GDPR (and equivalent laws of the UK and Switzerland), we and our customers may face a risk of enforcement actions by data protection authorities in Europe relating to personal data transfers to us and by us from European countries. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.
Our business is susceptible to risks associated with international operations, including international sales and the use of our platform in various countries.
We currently have customers in more than 100 countries and we expect to continue to expand our international operations and penetration in international markets in the future and to expand our workforce globally. However, our international sales and the use of our platform in various countries subject us to risks that we do not generally face with respect to domestic sales within North America. These risks include, but are not limited to:
•    greater difficulty in enforcing contracts, including our universal terms of service and other agreements;

•    lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, tariffs, export controls and other barriers;
•    difficulties in ensuring compliance with countries’ multiple, conflicting and changing international trade, customs and sanctions laws;
• compliance with U.S., Canadian and foreign anti-corruption, anti-bribery, and anti-money laundering laws;
•    data privacy laws which may require that customer and consumer data be stored and processed in a designated territory;
•    difficulties in managing systems integrators and technology partners;
•    different technology standards;
•    limitations on technology infrastructure, which could limit our ability to migrate international operations to our existing systems, which could result in increased costs;
•    potentially adverse tax consequences, including the complexities of foreign value-added tax (or other tax) systems and restrictions on the repatriation of earnings;
•    uncertain political and economic climates and increased exposure to global political, economic, social and environmental risks that may impact our operations or our customers’ operations and/or decrease consumer spending, including pandemics such as the COVID-19 Pandemic (which is adversely affecting and is expected to continue to adversely affect our business, operating results and financial condition) and other global health emergencies, natural disasters, acts or threats of war or terrorism and other general security concerns;
•    difficulties in ensuring compliance with government regulations of eCommerce and other services, which could lead to lower adoption rates, and potentially restrictive governmental actions, and restrictions on foreign ownership;
•    fiscal recording requirements on retailers, restaurants and other businesses;
•    lower levels of credit card usage and increased payment risks;
•    currency exchange rates;
•    reduced or uncertain protection for intellectual property rights in some countries;
•    new and different sources of competition;
•    reduced demand for our platform at historical price points;
•    lower levels of consumer spending; and
•    restricted access to and/or lower levels of use of the internet.

These factors may cause our international costs of doing business to exceed our comparable domestic costs and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition. Some of our partners also have international operations and are also subject to these risks and if such partners are unable to appropriately manage these risks, our business may be harmed.
Our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation.
Our solutions incorporate and are dependent to a significant extent on the use and development of “open source” software, and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third-party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change the affected platform. The terms of many open source licenses to which we are subject have not been interpreted by U.S., Canadian or foreign courts. Accordingly, there is a risk that terms of these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. The potential impact of these terms on our business is therefore uncertain and may result in unanticipated obligations regarding our solutions and technologies. It is our view that we do not distribute most of our software, since no installation of our software is necessary for many of our solutions and parts of our platform are accessible solely through the “cloud”. Nevertheless, this position could be challenged. Any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.
In addition to risks related to license requirements, usage of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.
Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have robust open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.
We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to run our business.
We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to run our business. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use or any failures of third-party hardware, software or services could result in delays in our ability to run our business until equivalent hardware, software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could cause an adverse effect on our business and operating results. Further, customers could assert claims against us in connection with service disruptions or cease conducting business with us altogether. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.

Third-party hardware that we sell to our customers is generally procured from a single or limited number of suppliers. Thus, we are at risk of shortages, price increases, changes, delays or discontinuations of hardware, which could disrupt and materially adversely affect our business.
Many of our solutions require or benefit from the use of third-party hardware products that we sell to customers in both the retail and hospitality segments, such as our customer-facing display, receipt printers, cash drawers, servers, stands, barcode scanners, payment terminals and an assortment of accessories. A number of such products – including, for example, Lite Servers, which are offered as part of our restaurant hardware kits, or payment terminals used in connection with Lightspeed Payments – come from limited or single sources of supply. To date, we have not identified alternative suppliers for many of the single-sourced hardware products sold to our customers. Due to our reliance on the products produced by such single-source suppliers, we are subject to the risk of shortages and long lead times in the supply of certain products. For instance, hardware used as part of Lightspeed Payments must meet stringent certification requirements in addition to being compatible with the technical specifications of the payment system with which it must interface, thus rendering sourcing of such hardware difficult and potentially time-consuming.
We have in the past experienced, and may in the future experience, product shortages or delays or other hardware problems, and the availability of such products may be difficult to predict. Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports, disruptions or shutdowns caused by health crises such as the COVID-19 Pandemic, or loss of or damage to hardware products while they are in transit or storage, could limit the supply of such products. In the event of a shortage or supply interruption from our hardware suppliers, we may not be able to develop alternate sources quickly, cost-effectively, or at all. Any interruption or delay in product supply, any increases in product costs, or the inability to obtain these products from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to provide such products to our customers on a timely basis. This could harm our relationships with our customers, prevent us from acquiring new customers, and materially and adversely affect our business.

Our business is highly competitive. We may not be able to compete successfully against current and future competitors.

We face competition in various aspects of our business and we expect such competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We have competitors with longer operating histories, larger customer bases, greater brand recognition, greater experience and more extensive commercial relationships in certain jurisdictions, and greater financial, technical, marketing and other resources than we do. Our potential new or existing competitors may be able to develop products and services better received by customers or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or customer requirements. In addition, some of our larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or to sell our solutions at lower prices. We also face competition from niche companies that offer particular products that attempt to address certain of the problems that our platform solves or certain customer needs. As our business evolves, the competitive pressure to innovate will encompass a wider range of products and services. We expect to continue to invest significant resources in resources and development to continue to enhance our platform, but there is no assurance that we can satisfy customer and consumer demands.
Competition may intensify as our competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic markets expand into our market segments or geographic markets. For instance, certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us in areas where we operate including: by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; or by making access to our platforms more difficult. Further, current and future competitors could choose to offer a different pricing model or to undercut prices in an effort to increase their market share. We also expect new entrants to offer competitive services. If we cannot compete successfully against current and future competitors, our business, results of operations and financial condition could be negatively impacted.
If our software or hardware contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our customers.
Software such as ours often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, our platform may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Furthermore, our platforms are multi-tenant cloud-based systems that allow us to deploy new versions and enhancements to all of our customers simultaneously. To the extent we deploy new versions or enhancements that contain errors, defects, security vulnerabilities or software bugs to all of our customers of a single platform simultaneously, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of our customers. Additionally, our hardware products may have defects in design, manufacture, or associated software. Such defects could exposes us to product liability claims, litigation or regulatory action.
Since our customers use our services for processes that are critical to their businesses, errors, defects, security vulnerabilities, service interruptions or software bugs in our platforms could result in losses to our customers. Our customers may seek significant compensation from us for any losses they suffer or cease conducting business with us altogether. Further, a customer could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. There can be no assurance that provisions typically included in our agreements with our customers that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.
We may be unable to achieve or maintain data transmission capacity.
Customers using our platforms often draw significant numbers of consumers over short periods of time, including from events such as new product releases, holiday shopping seasons and flash sales, which significantly increases the traffic on our servers and the volume of transactions processed on the relevant platform. Our servers may be unable to achieve or maintain data transmission capacity high enough to handle increased traffic or process requests in a timely manner. Our failure to achieve or maintain high data transmission capacity could significantly reduce demand for our solutions. Further, as our customers grow and as we continue to attract larger customers, the volume of transactions processed on our platforms will increase, especially if such customers draw significant numbers of consumers over short periods of time. In the future, we may be required to allocate resources, including spending substantial amounts of money, to upgrade our technology and infrastructure in order to handle the increased load. Our ability to deliver our solutions also depends on the development and maintenance of internet infrastructure by third parties, including the maintenance of reliable networks with the necessary speed, data capacity and bandwidth. If one of these third parties suffers from capacity constraints, our business may be adversely affected.
Our growth depends in part on the success of our strategic relationships with third parties.
We anticipate that the growth of our business will continue to depend on third-party relationships, including strategic partnerships and relationships with our service providers and suppliers, app developers, theme designers, referral sources, resellers, payments processors, installation partners and other partners. In addition to growing our third-party partner ecosystem, we have entered into agreements with, and intend to pursue additional relationships with, other third parties, such as shipping partners and technology and content providers. Identifying, negotiating and documenting relationships with third parties requires significant time and resources as does integrating third-party technology and content. Some of the third parties that sell our services have direct contractual relationships with the customers, and in these circumstances, we risk the loss of such customers if those third parties fail to perform their contractual obligations, including in the event of any such third party’s business failure. Our agreements with providers of cloud hosting, technology, content and consulting services are typically non-exclusive and do not prohibit such service providers from working with our competitors or from offering competing services. In particular, we have limited providers of cloud hosting services. These third-party providers may choose to terminate their relationship with us or to make material changes to their businesses, products or services in a manner that is adverse to us.

The success of our platforms depends, in part, on our ability to integrate third-party applications, themes and other offerings into our third-party ecosystem. Third-party developers may also change the features of their offering of applications and themes or alter the terms governing the use of their offerings in a manner that is adverse to us. If third-party applications and themes change such that we do not or cannot maintain the compatibility of our platforms with these applications and themes, or if we fail to provide third-party applications and themes that our customers desire to add to their businesses, demand for our platforms could decline. If we are unable to maintain technical interoperation, our customers may not be able to effectively integrate our platforms with other systems and services they use. We may also be unable to maintain our relationships with certain third-party vendors if we are unable to integrate our platforms with their offerings. In addition, third-party developers may refuse to partner with us or limit or restrict our access to their offerings. Partners may also impose additional restrictions on the ability of third parties like Lightspeed and our customers to access or use data from their consumers. Such changes could functionally limit or terminate our ability to use these third-party offerings with our platforms, which could negatively impact our solution offerings and harm our business. If we fail to integrate our platforms with new third-party offerings that our customers need for their businesses, or to adapt to the data transfer requirements of such third-party offerings, we may not be able to offer the functionality that our customers and their clients expect, which would negatively impact our offerings and, as a result, harm our business.
Further, our competitors may effectively incentivize third-party developers to favor our competitors’ products or services, which could diminish our prospects for collaborations with third-parties and reduce subscriptions to our platforms. In addition, providers of third-party offerings may not perform as expected under our agreements or under their agreements with our customers, and we or our customers may in the future have disagreements or disputes with such providers. If any such disagreements or disputes cause us to lose access to products or services from a particular supplier, or lead us to experience a significant disruption in the supply of products or services from a current supplier, especially a single-source supplier, they could have an adverse effect on our business and operating results.
We rely to a significant extent on the integration of third-party payment processing solutions.
A portion of our customers use integrated payment processing solutions referred to them by us. Such solutions are provided by third-party payment processors who in many cases pay us a share of revenues derived from their relationship with our customer or referral fees. We rely to a significant extent on such third-party providers for purposes of providing our customers with comprehensive platform offerings. Given that the reliability of the payment facilities used by our customers is critical to the management of their businesses, any performance interruption, delay or failure affecting the payment processing solutions with which we integrate could harm our brand, reputation and ability to attract, retain and serve our customers. We have no control over the operations of our payment processing partners and our ability to expeditiously remediate any such performance interruption, delay or failure is limited. As we expand the availability of Lightspeed Payments, we expect that integrated payment processing solutions will remain in use with a number of customers over the foreseeable future. As such, if we fail to maintain integration partnerships with dependable third-party payment processors, we may not be able to offer an important functionality that our customers and their consumers expect, which would negatively impact our offerings and, as a result, harm our business and results of operations.

If we do not maintain the compatibility of our solutions with third-party applications and operating systems that our customers use or the fiscal recording requirements they are required to comply with in their business processes, demand for our solutions could decline.
Our solutions can be used alongside a wide range of other systems, such as enterprise software systems and business software applications used by our customers in their businesses. If we do not support the continued integration of our solutions with third-party applications, including through the provision of application programming interfaces that enable data to be transferred readily between our solutions and third-party applications, demand for our solutions could decline, and we could lose sales. We will also be required to make our solutions compatible with new or additional third-party applications that are introduced into the markets that we serve. We may not be successful in making our solutions compatible with these third-party applications, which could reduce demand for our solutions and adversely affect our revenues. In addition, prospective customers, especially large customers, may require heavily customized features and functions unique to their business processes. If prospective customers require customized features or functions that we do not offer, then the market for our solutions will be adversely affected. Further, while many of our solutions are platform agnostic, in certain cases the solutions we provide require the use of products sold by particular suppliers. Demand for our solutions and our resulting revenues are therefore partially dependent on the success, prevalence and adoption of such suppliers’ products by our customers.
In addition, certain jurisdictions have introduced and other jurisdictions may introduce in the future fiscal recording requirements on retailers, restaurants and other businesses, such as the mandatory use of sales recording modules. If our POS platform and other solutions fail to comply or to support our customers’ compliance with fiscal recording requirements applicable in a jurisdiction, we may be unable to attract or retain customers in such jurisdiction, which would harm our business.

Our business and prospects would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which our customers and their consumers interface with our platform.
We believe the simple and straightforward interface for our platforms has helped us to expand and offer our solutions to customers with limited technical expertise. In the future, providers of internet browsers could introduce new features that would make it difficult for customers to use our platforms. In addition, internet browsers for desktop, tablets or mobile devices could introduce new features, change existing browser specifications such that they would be incompatible with our platforms, or prevent consumers from accessing our customers’ businesses. Any changes to technologies used in our platforms, to existing features that we rely on, or to operating systems or internet browsers that make it difficult for customers to access our platforms or consumers to access our customers’ businesses, may make it more difficult for us to maintain or increase our revenues and could adversely impact our business and prospects.

Mobile devices are increasingly being used to conduct commerce, and if our solutions do not operate as effectively when accessed through these devices, our customers and their consumers may not be satisfied with our services, which could harm our business.

Commerce transacted over mobile devices continues to grow more rapidly than desktop transactions. We are dependent on the interoperability of our platform with third-party mobile devices and mobile operating systems as well as web browsers that we do not control. Any changes or technical issues in such devices, systems or web browsers that degrade the functionality of our platform or solutions, reduce our ability to update or distribute solutions, or give preferential treatment to competitive services could adversely affect usage of our platform. Mobile commerce is a key element in Lightspeed's strategy and effective mobile functionality is integral to our long-term development and growth strategy. In the event that our customers and their consumers have difficulty accessing and using our platform on mobile devices, our business and operating results could be adversely affected.
We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology.
Our intellectual property rights are important to our business. We rely on a combination of confidentiality clauses, assignment agreements and license agreements with employees and third parties, trade secrets, copyrights and trademarks to protect our intellectual property and competitive advantage, all of which offer only limited protection. The steps we take to protect our intellectual property require significant resources and may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. We may be required to use significant resources to monitor and protect these rights. Despite our precautions, it may be possible for unauthorized third parties to copy our platforms and use information that we regard as proprietary to create services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our proprietary information may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect intellectual property rights to the same extent as the laws of Canada and the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. We may not be able to acquire or maintain appropriate domain names in all countries in which we do business, or prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. Furthermore, regulations governing domain names may not protect our trademarks or similar proprietary rights.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to our proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing software that is substantially equivalent or superior to our software. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we likely would not be able to assert any trade secret rights against such parties. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including our trademarks. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for services that also address our market. We rely on our brand and trademarks to identify our platform and to differentiate our platform and services from those of our competitors, and if we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion in the market, which could decrease the value of our brand and adversely affect our business and competitive advantages.
Policing unauthorized use of our intellectual property and misappropriation of our technology and trade secrets is difficult and we may not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop services with the same or similar functionality as our platforms. If our competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if our competitors are able to develop a platform with the same or similar functionality as ours without infringing our intellectual property, our competitive advantage and results of operations could be harmed. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. As a result, we may be aware of infringement by our competitors but may choose not to bring litigation to enforce our intellectual property rights due to the cost, time and distraction of bringing such litigation. Furthermore, if we do decide to bring litigation, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging or opposing our right to use and otherwise exploit particular intellectual property, services and technology or the enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our platforms, prevent or delay introductions of new or enhanced solutions, result in our substituting inferior or more costly technologies into our platforms or injure our reputation. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do.
We may be subject to claims by third parties of intellectual property infringement.
The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents, copyright and other intellectual property rights. Third parties have in the past asserted and may in the future assert that our platforms, solutions, technology, methods or practices infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made by our competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, non-practicing entities have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. The risk of claims may increase as the number of solutions that we offer and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure, we face a higher risk of being the subject of intellectual property infringement claims. See “Legal Proceedings and Regulatory Actions”.
Any such claims, regardless of merit, that result in litigation could result in substantial expenses, divert the attention of management, cause significant delays in introducing new or enhanced services or technology, materially disrupt the conduct of our business and have a material and adverse effect on our brand, business, financial condition and results of operations. Although we do not believe that our proprietary technology, processes and methods have been registered by any third-party, it is possible that intellectual property rights have been issued to third parties that cover all or a portion of our business. As a consequence of any patent or other intellectual property claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling or marketing some or all of our solutions or re-brand our solutions. We may also be obligated to indemnify our customers or partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. If it appears necessary, we may seek to secure license rights to intellectual property that we are alleged to infringe at a significant cost, potentially even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and can cause us to expend significant money, time and attention to it, even if we are ultimately successful. Any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses for alternative technologies from third parties, prevent us from offering all or a portion of our solutions and otherwise negatively affect our business and operating results.
If we are unable to hire, retain and motivate qualified personnel, our business will suffer.
Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. The inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm our business, financial condition and operating results. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with high levels of experience in designing and developing software and internet-related services, will be critical to our future success. The continued existence of a remote working environment may negatively impact our ability to hire, retain and motivate talent. Competition for highly skilled personnel in the geographic areas in which we operate can be intense due in part to the more limited pool of qualified personnel as compared to other places in the world, and we have experienced difficulties hiring employees from foreign jurisdictions to work in our offices. Further, increases in the Canadian dollar, the Euro or the Australian dollar relative to the U.S. dollar and other currencies could make it more difficult for us to offer compensation packages to new employees that are competitive with packages in the United States or elsewhere and could increase our costs of acquiring qualified personnel. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or have divulged proprietary or other confidential information. While we have in the past and intend to continue to issue options or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under IFRS to recognize compensation expense in our operating results for employee stock-based compensation under our equity grant programs which may increase the pressure to limit stock-based compensation.
We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.
Our future performance depends on the continued services and contributions of our senior management, including our Chief Executive Officer, Dax Dasilva, our President, Jean Paul Chauvet, and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The failure to properly manage succession plans and/or the loss of services of senior management or other key employees could significantly delay or prevent the achievement of our strategic objectives. If members of our senior management or other key employees, or people under their care, contract the COVID-19 virus, they may become unavailable to us for indefinite periods of time, which may impact our ability to execute on our objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. Departing executives could decide to join a competitor or otherwise compete with us. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could adversely affect our corporate culture.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.
We expect to seek additional equity or debt financing to fund our growth, enhance our platforms, respond to competitive pressures or make acquisitions or other investments. Our business plans may change, general economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, in each case that have a material adverse effect on our cash flows and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business at the rate desired and our results of operations may suffer. In addition, any financing through issuances of equity securities would be dilutive to holders of our shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.
From time to time, we may become defendants in legal proceedings as to which we are unable to assess our exposure and which could become significant liabilities in the event of an adverse judgment.
From time to time in the ordinary course of our business, we may become involved in various legal proceedings, including commercial, product liability, employment, class action and other litigation and claims, as well as governmental and other regulatory inquiries, investigations, audits and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses.
The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our products and services have increased in complexity, and we expect that we will continue to face additional legal disputes as we continue to grow and expand. We also receive significant media attention, which could result in increased litigation or other legal or regulatory reviews and proceedings. In addition, our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition. See “Legal Proceedings and Regulatory Actions”.
New tax laws could be enacted or existing laws could be applied to us or our customers, which could increase the costs of our solutions and adversely impact our business.

With sales and operations in various countries, we are subject to taxation in many jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The application of federal, state, provincial, local and foreign tax laws to solutions provided over the internet is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, possibly with retroactive effect, and could be applied solely or disproportionately to solutions provided over the internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent, and could ultimately result in a negative impact on our results of operations and cash flows.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.
With sales and operations in various countries, we are subject to taxation in many jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have an adverse impact on our liquidity and results of operations.

In addition, the authorities in several jurisdictions could review our tax returns and impose additional tax, interest and penalties, which could have an impact on us and on our results of operations. We and some of the companies we have acquired participate in government programs that provide investment tax credits based upon qualifying research and development expenditures, headcount increases, or other government-targeted incentives. If taxation authorities successfully challenge such expenses or the correctness of such tax credits claimed, our historical operating results could be adversely affected.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors.
Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
•    changes in the valuation of our deferred tax assets and liabilities;
•    expected timing and amount of the release of any tax valuation allowances;
•    tax effects of stock-based compensation;
•    costs related to intercompany restructurings;
•    changes in tax laws, regulations or interpretations thereof; or
•    future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.
We currently conduct activities in the United States and other jurisdictions through our subsidiaries pursuant to transfer pricing arrangements and may in the future conduct operations in other jurisdictions pursuant to similar arrangements. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arm’s length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us.
Tax authorities may seek to assess business taxes, sales and use taxes and other indirect taxes. If we are required to collect such taxes in additional jurisdictions, we might be subject to tax liability for past sales.
There is a risk that various jurisdictions could assert that we are liable for business activity taxes, which are levied upon income or gross receipts, or for the collection of local sales and use taxes or other indirect taxes. This risk exists regardless of whether we are subject to federal, state, provincial or local income tax. Tax authorities are becoming increasingly active in asserting nexus for business activity tax purposes and imposing sales and use taxes and other indirect taxes on products and services provided over the internet. We may be subject to indirect taxes if a local tax authority asserts that our activities or the activities of our subsidiaries are sufficient to establish nexus. We could also be liable for the collection of indirect taxes if a local tax authority asserts that distribution of our solutions over the internet is subject to indirect taxes. Each jurisdiction has different rules and regulations governing indirect taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, voluntarily engage state and local tax authorities in order to determine how to comply with their rules and regulations.

A recent global trend has seen many jurisdictions enacting or considering enacting tax legislation (typically referred to as "Marketplace Facilitator" laws) that enables tax authorities to shift the sales tax collection and remittance obligations from a third-party seller to the company that provides the online platform to the third-party seller making the sale. We are monitoring the developments in each relevant jurisdiction, the full impact of which remains uncertain.
A successful assertion by one or more jurisdictions could also result in tax assessments, penalties, and interest, and we may be required to collect sales or other taxes in the future on subscription service revenue which could result in substantial tax liabilities for past transactions and otherwise harm our business. We cannot assure you that we will not be subject to indirect taxes or related penalties for past sales in jurisdictions where we currently believe no such taxes are required. New obligations to collect or pay taxes of any kind could increase our cost of doing business.
We may not be able to utilize a significant portion of our net operating loss (“NOL”), which could adversely affect our potential profitability.
We have net operating loss carryforwards, or NOLs, due to prior period losses. These NOLs, and NOLs of companies we may acquire, could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our potential profitability.

Failure to effectively expand our sales capabilities could harm our ability to increase our subscriber base and achieve broader market acceptance of our platforms.
Increasing our customer base and achieving broader market acceptance of our platforms will depend, in part, on our ability to effectively expand our sales and marketing operations and activities globally. We are substantially dependent on our online marketing efforts and on our direct sales force to obtain new customers. Our sales and marketing organizations have expanded over the last three fiscal years. We plan to continue to expand our direct sales force, both domestically and internationally, and to increase the number of our sales professionals. Our ability to achieve significant revenue growth in the future will depend, in part, on our success in recruiting, training and retaining a sufficient number of experienced sales professionals. New hires require significant training and time before they achieve full productivity, particularly in new sales segments and territories. Our recent and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Because we do not have a long history of expanding our sales force, we cannot predict whether, or to what extent, our sales will increase as we expand our sales force or how long it will take for sales personnel to become productive. If our sales expansion efforts do not generate a significant increase in revenue, our business and future growth prospects could be harmed.
We rely on search engines, advertising on the Internet and social networking sites to attract a meaningful portion of our customers. If we are not able to generate traffic to our website through search engines, advertising on the Internet and social networking sites, our ability to attract new customers may be impaired. In addition, if our customers are not able to generate traffic to their stores, restaurants and websites through search engines, advertising on the Internet and social networking sites, their ability to attract consumers may be impaired.
Most of our customers find our business through internet search engines, such as Google, advertisements online and on social networking sites, such as Facebook. The prominence of our website in response to internet searches is a critical factor in attracting potential customers to our platform. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic.
Similarly, many consumers locate our customers’ businesses through internet search engines, advertisements online and social networking sites. If our customers are listed less prominently or fail to appear in search results for any reason, visits to our customers’ stores, restaurants and websites could decline significantly. As a result, our customers’ businesses may suffer, which would affect the GTV that they process through our platform and could affect the ability of such customers to pay for our solutions.
Search engines revise their algorithms from time to time in an attempt to optimize their search results. If search engines modify their algorithms, our website and our customers’ websites may appear less prominently or not at all in search results, which could result in reduced traffic to our website and to our customers’ stores, restaurants and websites.
Additionally, if the price of marketing our solutions over search engines or social networking sites increases, we may incur additional marketing expenses or may be required to allocate a larger portion of our marketing spend to search engine marketing and our business and operating results could be adversely affected. Furthermore, competitors may in the future bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines or social networking sites may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our solutions. As well, new search engines or social networking sites may develop, particularly in specific jurisdictions, that reduce traffic on existing search engines and social networking sites and if we are not able to achieve awareness through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms. If we are unable to continue to successfully promote and maintain our websites, or if we incur excessive expenses to do so, our business and operating results could be adversely affected.
If we fail to maintain a consistently high level of customer service or if we fail to manage our reputation, our brand, business and financial results may be harmed.
We believe our focus on customer service and support is critical to attract and onboard new customers, retain our existing customers and grow our business. As a result, we have invested heavily in the quality and training of our support team, along with the tools they use to provide this service. We also maintain a sizeable support team contingent via third-party providers located in Morocco and the Philippines.

The number of our customers has grown significantly, which puts additional pressure on our support organization. In order to meet these needs, we have relied in the past and will continue to rely on self-service customer support to resolve common or frequently asked questions, which supplement our customer support teams. If we are unable to provide efficient and effective customer support globally at scale including through the use of self-service support, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our margins and results of operations.
If we or our third-party service providers are unable to maintain a consistently high level of customer service, we may lose existing customers. In addition, our ability to attract new customers is highly dependent on our reputation and on positive recommendations from our existing customers. Any failure to maintain a consistently high level of customer service and to help our customers quickly resolve issues and provide effective ongoing support could harm our ability to retain existing customers and attract new customers and our reputation with existing or potential customers could suffer. We may experience difficulties maintaining a consistent level of service across our international operations and third-party providers.
We are subject to export and import controls and anti-corruption and economic sanctions laws that could impair our ability to offer our platform internationally or subject us to liability if we are not in compliance with applicable laws.
As a result of our international operations, we and the companies we have acquired are subject to a number of Canadian, U.S. and foreign laws relating to anti-corruption, economic sanctions and to export and import controls which presently limit and could limit further our ability to offer our platform in certain jurisdictions or to certain customers. In addition, the export of our technology, hardware or software in certain jurisdictions may require governmental authorizations. Various jurisdictions also regulate the import of certain encryption technology, including imposing import permitting and licensing requirements, and have enacted laws that could limit our ability to offer our platforms in those countries. Complying with export or import controls and anti-corruption and economic sanctions laws may be time-consuming and result in the delay or loss of business opportunities.

Any change in export or import controls, anti-corruption laws, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such restrictions or legislation, could result in decreased use of our platforms by customers or in our decreased ability to offer our platforms internationally, which would harm our business, operating results and financial condition. Furthermore, failure to comply with export or import controls or with anti-corruption or economic sanctions laws may expose us to government investigations, more onerous compliance requirements and significant penalties, which could harm our business, operating results and financial condition.
Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed.
We believe that maintaining, promoting and enhancing the Lightspeed brand is critical to expanding our business. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable and innovative solutions, which we may not do successfully.
Errors, defects, data breaches, disruptions or other performance problems with our platforms, including with third-party applications, may harm our reputation and brand. We may introduce new solutions or terms of service that our customers and their consumers do not like, which may negatively affect our brand. Additionally, if our customers or their consumers have a negative experience using our solutions or third-party solutions integrated with Lightspeed, such an experience may affect our brand, especially as we continue to attract larger customers to our platforms.
We receive media coverage globally. Any unfavorable media coverage or negative publicity about our industry or our company, including, for example, publicity relating to the quality and reliability of our platforms, our privacy and security practices, our product changes, litigation, regulatory activity, or the actions of our partners or our customers, could seriously harm our reputation. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customers and result in decreased revenue, which could seriously harm our business. Critics of our industry, and others who may want to pursue an agenda have in the past and may in the future utilize the internet, the press and other means to publish criticisms of our industry, our Company and our competitors, or make allegations regarding our business and operations, or the business and operations of our competitors. We or others in our industry may receive similar negative publicity or allegations in the future, and it could be costly, time consuming, distracting to management, cause fluctuations in the market price of our subordinate voting shares and harm our business and reputation.
We believe that the importance of brand recognition will increase as competition in our market increases. In addition to our ability to provide reliable and useful solutions at competitive prices, successful promotion of our brand will depend on the effectiveness of our marketing efforts. While we market our platforms primarily through advertisements on search engines, social networking and media sites, and paid banner advertisements on other websites, our platforms are also marketed through our partner and reseller channels and through a number of free traffic sources, including customer referrals, word-of-mouth and search engines. Our efforts to market our brand have involved significant expenses. Our marketing spend may not yield increased revenue, and even if it does, any increased revenue may not offset the expenses we incur in building and maintaining our brand.
Our insurance costs may increase significantly, we may be unable to obtain the same level of insurance coverage and our insurance coverage may not be adequate to cover all possible losses we may suffer.
We generally renew our insurance policies annually. If the cost of coverage becomes too high or if we believe certain coverage becomes inapplicable, we may need to reduce our policy limits, increase retention amounts or agree to certain exclusions from our coverage to reduce the premiums to an acceptable amount or to otherwise reduce coverage for certain occurrences. On the other hand, we may determine that we either do not have certain coverage that would be prudent for our business and the risks associated with our business or that our current coverages are too low to adequately cover such risks. In either event, we may incur additional or higher premiums for such coverage than in prior years.
Among other factors, national security concerns, catastrophic events, pandemics such as the COVID-19 Pandemic, or any changes in any applicable statutory requirement binding insurance carriers to offer certain types of coverage could also adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause us to elect to reduce our policy limits or not renew our coverage) and additional exclusions from coverage. As cyber incidents and threats continue to evolve, we may be required to expend additional, perhaps significant, resources to continue to update, modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Although we maintain and monitor our information technology systems and we have insurance coverage for protecting against cyber security risks, such systems and insurance coverage may not be sufficient to protect against or cover all the losses we may experience as a result of any cyber-attacks.
We may suffer damage due to a casualty loss (such as fire, natural disasters, pandemics and acts of war or terrorism) or other losses, such as those related to labor, professional liability or certain actions or inactions by our management, directors, employees or others, that could severely disrupt its business or subject us to claims by third parties who are injured or harmed. Although we maintain insurance that we believe to be adequate, such insurance may be inadequate or unavailable to cover all the risks to which our business and assets may be exposed, including risks related to certain litigation. Should an uninsured loss (including a loss that is less than the applicable deductible or that is not covered by insurance) or loss in excess of insured limits occur, it could have a significant adverse impact on our business, results of operations or financial condition.
Provisions of our present and future debt instruments may restrict our ability to pursue business strategies.
We currently have credit facilities, which are collateralized by substantially all of our assets. Our credit facilities require us, and any debt instruments we may enter into in the future may require us, to comply with financial covenants, compliance with which may require revenue growth or improved profitability, and various covenants that limit our ability to, among other things:
•    dispose of assets;
•    complete mergers or acquisitions or change of control transactions;
•    engage in any business other than that in which we currently engage;
•    incur indebtedness;
•    encumber assets;
•    pay dividends or make other distributions to holders of our shares; and
•    engage in transactions with our affiliates.
These restrictions could inhibit our ability to pursue our business strategies. If we default under a credit facility, and such event of default is not cured or waived, the lenders could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately.

We may also incur additional indebtedness in the future. The instruments governing such indebtedness could contain provisions that are as, or more, restrictive than those to which we are presently subject. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against the collateral granted to them to secure such indebtedness, as applicable, or force us into bankruptcy or liquidation.
We are dependent upon customers’ continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce.

Our success depends upon the general public’s ability to access the internet, including through mobile devices, and its continued willingness to use the internet to pay for purchases, communicate, access social media, research and conduct commercial transactions. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including changes to laws or regulations impacting internet neutrality, could decrease the demand for our platforms, increase our operating costs, or otherwise adversely affect our business. Given uncertainty around these rules, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ growth, increase our costs or adversely affect our business. In the future, providers of internet browsers could introduce new features that would make it difficult for customers to use our platform. In addition, internet browsers for desktop, tablets or mobile devices could introduce new features, or change existing browser specifications, such that they would be incompatible with our platform. If customers become unable, unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to customers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business could be adversely affected.
Changes in accounting standards and interpretations, and our adoption thereof, as well as subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition.
IFRS accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regards to a wide range of matters that are relevant to our business, including revenue recognition, impairment of goodwill and intangible assets, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with generally accepted accounting principles.
Further, our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our reported financial position or operating results or cause unanticipated fluctuations in our reported operating results in future periods.

Exchange rate fluctuations may negatively affect our results of operations.
While a significant portion of our revenues are denominated in U.S. dollars, many of our operating expenses are incurred in Canadian dollars, Euros, Swiss Francs, Australian and New Zealand dollars. As a result, our results of operations may be adversely impacted by an increase in the value of the Canadian dollar, the Euro, the Swiss Franc, the Australian dollar and/or the New Zealand dollar relative to the U.S. dollar. Exchange rate fluctuations may also affect our revenue growth rates as our software subscriptions are priced in the local currency of the country in which the customer is located, and the underlying GTV (from which we earn transaction-based revenue) is also expected to be denominated in that currency. As a result, we will be further exposed to currency fluctuations to the extent non-U.S. dollar revenues from our platform increase. The value of the Canadian dollar relative to the U.S. dollar and the value of the U.S. dollar relative to the Euro, the Swiss Franc, the Australian dollar and the New Zealand dollar has varied significantly and investors are cautioned that past and current exchange rates are not indicative of future exchange rates.

Climate change may have an impact on our business.

While we seek to mitigate our business risks associated with climate change by partnering with organizations who are also focused on mitigating their own climate-related risks, we recognize that there are inherent climate-related risks wherever business is conducted. Any of our primary locations may be vulnerable to the adverse effects of climate change. Furthermore, it is more difficult to mitigate the impact of these events on our employees while they work from home as a result of the COVID-19 Pandemic. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S., Canada and elsewhere have the potential to disrupt our business, the business of our third-party suppliers, and the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. In particular, we rely on data centers to deliver our solutions, which consume significant amounts of energy. To the extent that energy prices increase as a result of carbon pricing or other measures, this could affect our cost structure.
Risks Related to Ownership of the Subordinate Voting Shares
The market price of our subordinate voting shares may be volatile and your investment could suffer or decline in value.
The market price of our subordinate voting shares has fluctuated in the past and we expect it to fluctuate in the future, and it may decline. Some of the factors that may cause the market price of our subordinate voting shares to fluctuate include: volatility in the market price and trading volume of comparable companies; actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts; adverse market reaction to any indebtedness we may incur or securities we may issue in the future; short sales, hedging and other derivative transactions in our subordinate voting shares; technical factors in the public trading market for our subordinate voting shares that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our subordinate voting shares, access to margin debt, trading in options and other derivatives on our subordinate voting shares and other technical trading factors; litigation or regulatory action against us; investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with applicable securities regulators, including our financial statements; publication of research reports or news stories about us, our competitors or our industry; positive or negative recommendations or withdrawal of research coverage by securities analysts; changes in general political, economic, industry and market conditions and trends, including as a result of the COVID-19 Pandemic and the market reaction thereto; sales of our subordinate voting shares by existing shareholders; recruitment or departure of key personnel; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and the other risk factors described in this section of the AIF.
Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in our subordinate voting shares by those institutions, which could materially adversely affect the trading price of our subordinate voting shares.
In addition, broad market and industry factors may harm the market price of our subordinate voting shares. Therefore, the price of our subordinate voting shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our subordinate voting shares regardless of our operating performance. Specifically, in recent periods, the stock market has experienced heightened volatility as a result of the COVID-19 Pandemic and other factors. This volatility has had a negative impact on the market price of securities issued by many companies, including ours and other companies in our industry. There can be no assurance that continuing fluctuations in price and volume will not continue or reoccur. If such increased levels of volatility and market turmoil continue or reoccur for a prolonged period of time, our operations and the trading price of our subordinate voting shares may be materially adversely affected.

In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, fines and penalties (for which our director and officer liability insurance could be insufficient), our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.
We do not currently anticipate paying dividends.
Our current policy is to reinvest our earnings to finance the growth of our business. Therefore, we do not anticipate paying any cash dividends on our securities, including the subordinate voting shares, in the foreseeable future. Any future determination to pay dividends on our securities will be at the discretion of the Board and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. Until the time that we do pay dividends, which we might never do, our shareholders will not be able to receive a return on their subordinate voting shares unless they sell such subordinate voting shares for a price greater than their acquisition price, and such appreciation may never occur. See “Dividend Policy”.
Future sales, or the perception of future sales, of subordinate voting shares by existing shareholders or by us, or future dilutive issuances of subordinate voting shares by us, could adversely affect prevailing market prices for the subordinate voting shares.
Subject to compliance with applicable securities laws, sales of a substantial number of subordinate voting shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of subordinate voting shares or securities convertible into subordinate voting shares intend to sell subordinate voting shares, could reduce the prevailing market price of our subordinate voting shares. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our subordinate voting shares. If the market price of our subordinate voting shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment. Moreover, we have historically offered subordinate voting shares as a significant component of the purchase price for acquisitions.
In addition, certain holders of options and other share-based awards will have an immediate income inclusion for tax purposes when they exercise their options or when their other awards are share-settled (that is, tax is not deferred until they sell the underlying subordinate voting shares). As a result, these holders may be forced to sell subordinate voting shares purchased on the exercise of options or issued upon share settlement of share-based awards in the same year that they exercise their options or in which their share-based awards are share-settled. This might result in a greater number of subordinate voting shares being sold in the public market, and reduced long-term holdings of subordinate voting shares by our management and employees.

Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our share price to decline.
Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our subordinate voting shares could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including:
•    demand for and market acceptance of our solutions;
•    the mix of services sold during a period;
•    our ability to retain and increase sales to customers and attract new customers;
•    the timing of product deployment which determines when we can recognize the associated revenue;
•    the timing and success of introductions of new solutions or upgrades by us or our competitors;
•    changes in global economic conditions;
•    changes in our pricing policies or those of our competitors;
•    competition, including entry into the industry by new competitors and new offerings by existing competitors;
•    the seasonal buying patterns of our customers and their consumers;
•    network outages or security breaches; and
•    the amount and timing of expenditures related to expanding our operations, research and development or introducing new solutions.

Due to the foregoing factors, and the other risks discussed in this AIF, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.
Securities analysts’ research or reports could impact the price of the subordinate voting shares.

The trading market for our subordinate voting shares may be facilitated in part by the research and reports that industry or financial analysts publish about us or our business. If few analysts provide coverage about us or our business, the trading price of our subordinate voting shares could be lower than otherwise. If one or more of the analysts covering us or our business downgrade their evaluations of us, our business or the value of our subordinate voting shares, the price of our subordinate voting shares could decline. If one or more of these analysts cease to cover us or our business, we could lose visibility in the market for our subordinate voting shares, which in turn could cause the price of our subordinate voting shares to decline.
 We incur significant expenses as a result of being a public company.
As a public company in the United States, we have incurred and will continue to incur additional legal, accounting, reporting and other expenses that we did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition.
If our efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory and governing bodies, such regulatory bodies or third parties may initiate legal proceedings against us and our business may be adversely affected. As a public company in the United States, it is more expensive for us to obtain director and officer liability insurance with the current cost being approximately $10 million annually, and we may be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for us to attract and retain qualified directors.
The U.S. Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our Subordinate Voting Shares may decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.
Following a transition period permitted for a newly-public company in the United States, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than we do.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We plan to rely on this exemption. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements. As we continue to increase our presence in the United States, we may cease to qualify as a foreign private issuer. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the United States.
We are required to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be effective, which could adversely affect investor confidence in our Company and, as a result, negatively impact the value of our subordinate voting shares.
We are subject to reporting and other obligations under applicable U.S. and Canadian securities laws, including the U.S. Sarbanes-Oxley Act and NI 52-109, and the rules of the NYSE and the TSX. These reporting and other obligations place significant demands on our management, administrative, operational and accounting resources. In order to meet such requirements, we have, among other things, established systems, implemented financial and management controls, reporting systems and procedures and hired qualified accounting and finance staff, and may be required to do so in the future. However, if we are unable to accomplish any necessary objectives in a timely and effective manner, our ability to comply with our financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause us to fail to satisfy our reporting obligations or result in material misstatements in our financial statements. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in our reported financial information, which could result in a reduction in the market price of our subordinate voting shares.
We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.
Our constating documents permit us to issue additional securities in the future, including subordinate voting shares and preferred shares, without additional shareholder approval.

Our restated articles of incorporation permit us to issue an unlimited number of subordinate voting shares. We anticipate that we will, from time to time, issue additional subordinate voting shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSX and the NYSE, we will not be required to obtain the approval of shareholders for the issuance of additional subordinate voting shares. Any further issuances of subordinate voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

Our restated articles of incorporation also permit us to issue an unlimited number of preferred shares, issuable in series. While we have no present plans to issue any preferred shares, our board of directors has the authority to issue preferred shares and determine the price, designation, rights, (including voting and dividend rights), preferences, privileges, restrictions and conditions of such preferred shares and to determine to whom they shall be issued. Any issuance of preferred shares may result in further dilution to existing shareholders and have an adverse effect on the value of their shareholdings. We cannot foresee the terms and conditions of any future offerings of preferred shares nor the effect they may have on the market price of the subordinate voting shares.
Any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our subordinate voting shares, which could depress the price of our subordinate voting shares.

Our Board has the authority to issue preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred shares may be issued with liquidation, dividend and other rights superior to the rights of our subordinate voting shares. The potential issuance of preferred shares may delay or prevent a change in control of the Company, discourage bids for our subordinate voting shares at a premium over the market price and adversely affect the market price and other rights of the holders of our subordinate voting shares.

We are governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

We are governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the CBCA, holders of 5% or more of our shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As we are a Canadian corporation and most of our directors and officers reside or are organized in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on us to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are governed by the CBCA with our principal place of business in Canada, most of our directors and officers reside or are organized in Canada or the provinces thereof and the majority of our assets and all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon us or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

Our by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit investors’ ability to obtain a favorable judicial forum for disputes with us.

We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the courts of the Province of Québec, Canada and appellate courts therefrom (or, failing such Court, any other "court" as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our restated articles of incorporation or by-laws; or (4) any action or proceeding asserting a claim otherwise related to our "affairs" (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Québec and to service of process on their counsel in any foreign action initiated in violation of our by-law. Therefore, it may not be possible for securityholders to litigate any action relating to the foregoing matters outside of the Province of Québec. Our forum selection by-law seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and by-laws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection by-law could be challenged and that a court could rule that such by-law is inapplicable or unenforceable. If a court were to find our forum selection by-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

DIVIDEND POLICY
We have not declared or paid any cash dividends on our securities since our IPO. We currently intend to retain any future earnings to fund the development and growth of our business and/or to pay down debt and do not currently anticipate paying dividends on the subordinate voting shares. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on many factors, including, among others, our financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant.

DESCRIPTION OF SHARE CAPITAL
The following description of our share capital summarizes certain provisions contained in our restated articles of incorporation and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our restated articles of incorporation and by-laws.
Our authorized share capital consists of (i) an unlimited number of subordinate voting shares and (ii) an unlimited number of preferred shares, issuable in series, of which 128,528,515 subordinate voting shares and no preferred shares were issued and outstanding as of March 31, 2021.
We previously had multiple voting shares issued and outstanding, but all such multiple voting shares were automatically converted into subordinate voting shares, on a one-for-one basis on December 1, 2020, as a result of reaching the automatic conversion ownership threshold attached to the multiple voting shares, all in accordance with their terms. As a result of such automatic conversion, the subordinate voting shares are our only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of our restated articles of incorporation, upon the automatic conversion of all of our issued and outstanding multiple voting shares, the authorized and unissued multiple voting shares as a class were automatically deleted entirely from our authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at the date hereof, the Company has only two classes of shares authorized for issuance, being the subordinate voting shares and the preferred shares.
Subordinate Voting Shares
Rank
Upon our liquidation, dissolution or winding up, the holders of subordinate voting shares are entitled to share ratably in all assets of the Company remaining after payment of debts and liabilities, subject to the rights of any preferred shares having priority over the subordinate voting shares, if any.
Dividends
The holders of outstanding subordinate voting shares are entitled to receive dividends at such times and in such amounts and form as our Board may from time to time determine, but subject to the rights of the holders of any preferred shares. We are permitted to pay dividends unless there are reasonable grounds for believing that: (i) we are, or would after such payment be, unable to pay our liabilities as they become due; or (ii) the realizable value of our assets would, as a result of such payment, be less than the aggregate of our liabilities and stated capital of all classes of shares.
Voting Rights
The holders of outstanding subordinate voting shares are entitled to receive notice and attend all general and special meetings of shareholders of the Company, and each such subordinate voting share entitles its holder to one vote. As of March 31, 2021, the subordinate voting shares collectively represented 100% of our issued and outstanding shares and 100% of the voting power attached to all of our issued and outstanding shares.
Preferred Shares
The preferred shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the preferred shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the preferred shares or shares of the series. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares, and will not be entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 176(1) of the CBCA. The preferred shares of each series, if and when issued, will, with respect to the payment of dividends, rank on parity with the preferred shares of every other series and will be entitled to preference over the subordinate voting shares and any other shares ranking junior to the preferred shares with respect to payment of dividends and distribution of any property or assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary. We currently anticipate that the preferred shares will not carry any pre-emptive, redemption, conversion, exchange or retraction rights, nor will they contain any purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities and any other material restrictions, or provisions requiring a securityholder to contribute additional capital.
Other Important Provisions of our Constating Documents
Advance Notice Provisions
We have adopted an advance notice by-law that includes provisions with respect to the election of our directors in our restated articles of incorporation (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.
Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods require that we receive notice of a director’s nomination: (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date (the “Notice Date”) of the annual meeting of shareholders is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Forum Selection
We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the courts of the Province of Québec, Canada and appellate courts therefrom (or, failing such court, any other “court” as defined in the CBCA having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our restated articles of incorporation or by-laws, or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Québec and to service of process on their counsel in any foreign action initiated in violation of our by-law.
Investor Rights Agreement
In connection with closing of our IPO, we entered into an investor rights agreement with DHIDasilva Holdings Inc., a company controlled by our founder and Chief Executive Officer, and Caisse (collectively, the “Principal Shareholders”), with respect to certain shareholder rights (the “Original Investor Rights Agreement”). On September 9, 2020, the Original Investor Rights Agreement was amended and restated in connection with the Company's initial public offering in the United States to grant the Principal Shareholders substantially equivalent registration rights in connection with a U.S. public offering as were offered in the Original Investor Rights Agreement (the Original Investor Rights Agreement, as amended and restated, the “Investor Rights Agreement”). As of the date hereof, Caisse holds less than 20% of our subordinate voting shares (on a non-diluted basis). The following is a summary of the material attributes and characteristics of the Investor Rights Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The Investor Rights Agreement has been filed with the Canadian securities regulatory authorities and is available on SEDAR at www.sedar.com.

Nomination Rights
The Investor Rights Agreement provides that Caisse would be entitled to nominate one of the Company’s directors as part of the slate of director candidates proposed by the Company in any management information circular, and would continue to be entitled to nominate such director for so long as it held at least 20% of our subordinate voting shares (on a non-diluted basis). Moreover, if Caisse held at least 20% of our subordinate voting shares (on a non-diluted basis), the Company, acting reasonably, would consult Caisse in respect of any appointment or replacement of the Chair of the Board. Any nominee of Caisse designated under the Investor Rights Agreement must be considered independent within the meaning of NI 52-110. Quorum for meetings of the Board must include the nominee of Caisse (if applicable per the above), subject to customary exceptions. As of the date hereof, Caisse holds less than 20% of our subordinate voting shares (on a non-diluted basis).
The Investor Rights Agreement also provides that, should the Company grant additional nomination rights in the future to an investor other than Caisse, the Company shall cause such other investor to exercise all voting rights under its control to vote in favour of the nominee of Caisse, provided that such other investor may abstain from voting in favour of such nominee of Caisse.
Restrictive Covenant
The Investor Rights Agreement limits the Company’s ability to prejudice the maintenance within Québec of its head office. Such restrictive covenant will continue to apply until the occurrence of either (i) Caisse ceasing to hold at least 15% of our subordinate voting shares (on a non-diluted basis) or (ii) seven years following the completion of our IPO.
Registration Rights
The Investor Rights Agreement provides for demand registration rights in favour of the Principal Shareholders, provided such Principal Shareholder holds at least 20% of our subordinate voting shares (on a non-diluted basis), that enable them, under certain circumstances, to require the Company to qualify by prospectus in Canada all or any portion of the subordinate voting shares held by them for a distribution to the public, provided that the Company is not obliged to effect (i) more than two demand registrations in any 12-month period, (ii) a demand registration within 90 days following the completion of an offering in which a demand registration right or piggyback registration right has been exercised, or (iii) any demand registration where the value of the subordinate voting shares offered under such demand registration is less than C$25 million.
The Investor Rights Agreement also provides for piggyback registration rights (subject to certain customary exemptions) allowing the Principal Shareholders, provided such Principal Shareholder holds at least 10% of our subordinate voting shares (on a non-diluted basis), to include their subordinate voting shares in certain public offerings of subordinate voting shares, subject to certain underwriters’ cutback rights.

MARKET FOR SECURITIES
Trading Price and Volume
Our subordinate voting shares are listed for trading on the TSX and the NYSE under the symbol “LSPD”. The following table sets forth the price ranges and volumes of our subordinate voting shares traded on the TSX for each month of Fiscal 2021 during which our shares traded on the TSX.

TSX
Fiscal 2021	High (C$)	Low (C$)	Volume (#)
April	27.83	12.61	23,566,180
May	36.86	21.55	24,777,900
June	35.61	29.00	14,440,010
July	39.34	32.10	12,461,550
August	47.64	37.50	12,844,330
September*	48.31	37.51	16,781,817
October	49.94	41.20	11,360,557
November	72.69	41.07	13,825,190
December	90.76	67.50	13,213,287
January	99.89	77.77	11,463,326
February	104.98	84.16	16,544,661
March	92.27	67.07	19,899,508
The following table sets forth the price ranges and volumes of our subordinate voting shares traded on the NYSE for each month of Fiscal 2021 during which our shares traded on the NYSE.

	NYSE
Fiscal 2021	High (US$)	Low (US$)	Volume (#)
September*	32.68	28.29	6,065,411
October	39.91	30.95	5,935,687
November	56.00	31.00	7,603,591
December	71.00	52.23	10,200,020
January	79.03	61.43	8,573,249
February	82.53	65.75	18,182,571
March	73.99	52.84	21,810,946
* Our subordinate voting shares commenced trading on the NYSE on September 11, 2020.

None of our other securities were listed for trading or quoted on any exchange or market.

DIRECTORS AND EXECUTIVE OFFICERS
The following tables set out, as of the date of this Annual Information Form, for each of our directors and executive officers, the person’s name, municipality of residence, position(s) with the Company, previously held positions for the last five years and, if a director, the year in which the person became a director. Our directors are either elected annually by the shareholders at the annual meeting of shareholders or, subject to our restated articles of incorporation and applicable law, appointed by our board of directors between annual meetings. Each director holds office until the close of the next annual meeting of our shareholders or until he or she ceases to be a director by operation of law, or until his or her removal or resignation becomes effective. Executive officers are appointed by the Board to serve, subject to the discretion of the Board, until their successors are appointed.
Directors

Name and Place of Residence	Position(s) with Lightspeed	Director Since	Principal Occupation	Previously Held Positions (Last Five Years)
Patrick Pichette(1) London, United Kingdom	Chair of the Board of Directors	2018	General Partner, Inovia Capital	Senior Vice President and Chief Financial Officer, Google Inc. (from 2008 to 2015) General Partner, Inovia Capital (2018 to present)
Marie-Josée Lamothe(2)(3) Beaconsfield, Québec	Director	2018	President, Tandem International	Managing Director, Consumer Goods and Branding Canada, Google Canada (from 2014 to 2018)
Paul McFeeters(1)(3) Milford, Ontario	Director	2018	Corporate Director	-
Rob Williams(1)(2) Edmonds, Washington	Director	2018	Corporate Director	Management Consultant (2016 to present)
Merline Saintil(2)(3) Palo Alto, California	Director	2020	Corporate Director	Head of Operations, Product and Technology, Intuit (from 2014-2018)
Manon Brouillette(3) Montréal, Québec	Director	2020	Corporate Director	President and Chief Executive Officer, Vidéotron (from 2013 to 2019)
J.P. Chauvet Outremont, Québec	Director and President	2013	President	Chief Revenue Officer, Lightspeed POS Inc. (from 2012 to 2016)
Dax Dasilva Westmount, Québec	Director and Chief Executive Officer	2005	Chief Executive Officer	-

(1)    Member of the Audit Committee. Mr. McFeeters is Chair of the Audit Committee.
(2)    Member of the Compensation, Nominating and Governance Committee. Ms. Lamothe is Chair of the Compensation, Nominating and Governance Committee.
(3)    Member of the Risk Committee. Ms. Saintil is Chair of the Risk Committee.

Executive Officers

Name and Place of Residence	Position(s) with Lightspeed	Years with Lightspeed	Previously Held Positions (Last Five Years)
Dax Dasilva Westmount, Québec	Director and Chief Executive Officer	16	-
J.P. Chauvet Outremont, Québec	Director and President	9	Chief Revenue Officer, Lightspeed POS Inc. (from 2012 to 2016)
Brandon Nussey Waterloo, Ontario	Chief Financial and Operations Officer	3	Chief Financial Officer, D2L Inc. (from 2010 to 2018)
Jean-David Saint-Martin Montréal, Québec	Chief Customer and Revenue Officer	2	Co-Founder and Chief Executive Officer, Chronogolf Inc. (from 2013 to 2019)
Asha (Hotchandani) Bakshani Côte Saint-Luc, Québec	EVP, Finance	6	Vice President of Finance, Lightspeed POS Inc. (from 2015 to 2019)
Lory Ajamian Montréal, Québec	EVP, Marketing	8.5
Director, Performance Marketing, Lightspeed POS Inc.
(from 2018 to 2019)
Senior Manager, Marketing Automation, Lightspeed POS Inc.
(from 2017 to 2018)
Senior Manager, Information Systems, Lightspeed POS Inc.
(from 2016 to 2017)
Project Manager and Business Analyst, Lightspeed POS Inc.
(from 2014 to 2016)

Daniel Micak Kitchener, Ontario	EVP, General Counsel & Corporate Secretary	3	Vice President, Assistant General Counsel & Assistant Corporate Secretary, D2L Inc. (from 2017 to 2018) Assistant General Counsel & Assistant Corporate Secretary, D2L Inc. (from 2011 to 2017)
Steve Midgley Luxembourg	EVP, Customers	.5<
Chief Commercial Officer, GfK
(from 2019 to 2021)

SVP, EMEA, Automation Anywhere
(from 2018 to 2019)
Vice President, EMEA, Virtustream
(from 2016 to 2018)

Head of Amazon Web Services, EMEA, Amazon Web Services
(from 2012 to 2016)

Ownership of Securities
As of May 18, 2021, as a group, our directors and executive officers beneficially own, or control or direct, directly or indirectly, a total of 14,310,168 subordinate voting shares, representing 10.9% of the subordinate voting shares and voting power attached to all of our issued and outstanding shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of Lightspeed, no director or executive officer of Lightspeed is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including Lightspeed), that: (a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied such company access to any exemption under securities legislation (each an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of Lightspeed, other than as disclosed below, no director or executive officer of Lightspeed, or a shareholder holding a sufficient number of securities of Lightspeed to materially affect the control of Lightspeed, (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Lightspeed) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder. Marie-Josée Lamothe was a director of Reitmans (Canada) Limited until August 30, 2019 and a director of The Aldo Group Inc. until December 31, 2019. Each of Reitmans (Canada) Limited and The Aldo Group Inc. sought protection from their creditors under the Companies’ Creditors Arrangement Act (Canada) on May 19, 2020 and May 6, 2020, respectively.

To the knowledge of Lightspeed, no director or executive officer of Lightspeed, or a shareholder of Lightspeed holding a sufficient number of securities of Lightspeed to materially affect the control of Lightspeed has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Conflicts of Interest
To the knowledge of Lightspeed, there are no existing or potential material conflicts of interest between Lightspeed or a subsidiary of Lightspeed and any director or officer of Lightspeed or of a subsidiary of Lightspeed, except that certain of our directors and officers also serve as directors or officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies. Directors are required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

AUDIT COMMITTEE
Composition of the Audit Committee
Our Audit Committee consists of a minimum of three directors, currently comprised of Paul McFeeters, who acts as chair of this committee, Patrick Pichette and Rob Williams. Our board of directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE, the SEC and NI 52-110. Our board of directors has determined that each of the members of the Audit Committee is independent and financially literate within the meaning of the NYSE rules and NI 52-110. Mr. McFeeters has been identified as an audit committee financial expert as defined by the SEC rules.
Relevant Education and Experience of the Audit Committee Members
Each of the Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:
Paul McFeeters (Chair)
Mr. McFeeters retired from OpenText in September 2014 where he had served as the Chief Financial Officer since June 2006. Mr. McFeeters has more than thirty years of C-level business experience, including previous employment as Chief Financial Officer of Platform Computing Inc., a grid computing software vendor from 2003 to 2006, and of Kintana Inc., a privately-held IT governance software provider, from 2000 to 2003. Mr. McFeeters also held President and CEO positions at MD Private Trust from 1997 to 2000. Between 1981 and 1996 Mr. McFeeters worked at Municipal Financial Corporation and held various progressive positions there including Chief Financial Officer, Chief Operating Officer, President and Chief Executive Officer. Mr. McFeeters has been a member of the board of directors of Constellation Software Inc., a diversified software company, since October 2014 and serves on its audit committee. From 2015 to August 2019, Mr. McFeeters was a board advisor for Hootsuite, a social media management company. From 2007 to January 2016, Mr. McFeeters was a member of the board of Blueprint Software Systems Inc., an enterprise requirements software solutions provider. Mr. McFeeters holds a B.B.A (Honours) from Wilfrid Laurier University and an MBA from Schulich School of Business at York University and is a Chartered Professional Accountant. Mr. McFeeters has been a director of Lightspeed since 2018.

Patrick Pichette
Mr. Pichette is a General Partner at Inovia Capital, a Montreal based venture firm, which he joined in April 2018. Mr. Pichette previously served as Senior Vice President and Chief Financial Officer of Google Inc. from August 2008 until May 2015. Prior to joining Google, from January 2001 until July 2008, Mr. Pichette served as an executive officer of Bell Canada Enterprises Inc., including, in his last position, as President, Operations for Bell Canada, and previously as Executive Vice President, Chief Financial Officer, and Executive Vice President of Planning and Performance Management. Prior to joining Bell Canada Enterprises Inc., from 1996 to 2000, Mr. Pichette was a principal at McKinsey & Company. Prior to that, from 1994 to 1996, he served as Vice President and Chief Financial Officer of Call-Net Enterprises Inc., a Canadian telecommunications company. Mr. Pichette has been a member of the board of directors of Twitter, Inc. since December 2017 and serves as its independent chair and the chair of its audit committee. Mr. Pichette was previously a director of Bombardier Inc. from October 2013 to November 2017 and of Amyris, Inc., a renewable products company, from March 2010 to May 2013. Mr. Pichette holds a Master of Arts degree in philosophy, politics, and economics from Oxford University, where he attended as a Rhodes Scholar, and a Bachelor of Arts degree in Business Administration from Université du Québec à Montréal. Mr. Pichette has been a director of Lightspeed since 2018.
Rob Williams
Mr. Williams has over 25 years of leadership experience in eCommerce, retail and SaaS companies. In his near decade at Amazon (2006 to 2015), Mr. Williams held five senior leadership positions on both the Retail and Seller teams. In his last role, Mr. Williams led Amazon’s Tier 1 Vendor team for Global Vendor Management. Prior to that, Mr. Williams led three business teams for Amazon’s Seller Fulfillment by Amazon (FBA) division: the Seller Reimbursement and Recovery/Liquidations team, the Contact Reduction team, and the Defect Reduction team. Previously, he led the FBA Product Development Roadmap team. Before that role, Mr. Williams led Product Management for Amazon’s Competitive Strategy and Negotiations Team. Prior to Amazon, Mr. Williams was on the leadership team of Magnolia Hi-Fi when they were acquired by Best Buy. Mr. Williams was promoted to National Director at Best Buy, where he led Sales Development for the Magnolia Home Theater store within a store project. Mr. Williams was at Magnolia Hi-Fi and Best Buy from September 1994 to June 2006. Prior to that in 1994 he was a criminal prosecutor under the City of Seattle’s Trial Advocacy Program. Mr. Williams holds his Bachelor of Arts degree in Business Administration from the University of Washington and his Juris Doctor, Law from the Willamette University College of Law. He is also a guest lecturer on International Business for the University of Washington School of Business Administration and a keynote speaker on how to build a company culture of Disruptive Innovation and consults worldwide on eCommerce, retail and technology. Mr. Williams joined the board of Cymax Group in May 2021. Mr. Williams has been a director of Lightspeed since 2018.
Charter of the Audit Committee
The Board has adopted a written charter, the text of which is reproduced in its entirety as Exhibit A, setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the rules of the NYSE, the SEC and NI 52-110. The Audit Committee assists the Board in fulfilling its oversight of, among other things:
•    the quality and integrity of the Company’s financial statements and related information;
•    the qualifications, independence, appointment and performance of the external auditor;
•    the accounting and financial reporting policies, practices and procedures of the Company and its subsidiaries and affiliates;
•    the Company’s financial risk management practices and financial reporting compliance;
•    management’s design, implementation and effective conduct of internal controls over financial reporting and disclosure controls and procedures;
•    the performance of the Company’s internal audit function; and
•    preparation of disclosures and reports required to be prepared by the Audit Committee by any law, regulation, rule or listing standard.
It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditor, the internal audit function, the Risk Committee and the management of the Company. The Audit Committee is given full access to the Company’s management and records, internal audit function and external auditor as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. The Company provides appropriate funding, as determined by the Audit Committee, for the payment of compensation to the external auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.

 Audit Committee Pre-Approval Policies and Procedures
Under its charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the external auditors in relation to us, together with approval of the engagement letter for such non-audit services and estimated fees thereof. The pre-approval process for non-audit services also involves consideration of the potential impact of such services on the independence of the external auditors and whether the service for which approval is sought is a prohibited service under applicable laws, regulations, rules or listing standards.
The Committee may delegate the pre-approval of services provided by the external auditor to one or more members of the Committee, which member(s) shall be independent to the extent required by any applicable law, regulation, rule or listing standard. Any such delegate shall report his or her approvals to the Committee at the next scheduled meeting.
External Auditor Service Fee
For Fiscal 2021 and Fiscal 2020, we incurred the following fees with our external auditor, PricewaterhouseCoopers LLP:

	Fiscal 2021	Fiscal 2020
Audit fees(1)	C$1,388,774	C$1,022,223
Audit related fees(2)	C$58,645	C$122,379
Tax fees(3)	C$25,444	C$5,035
All other fees(4)	C$28,368	-

Total fees paid	C$1,501,231	C$1,149,637

(1)    Audit fees relate to professional services rendered for the audit of the Company’s annual consolidated financial statements and reviews of our interim consolidated financial statements for the first three quarters of the year, and fees for services in connection with our 2021 and 2020 public offerings of subordinate voting shares.
(2)    Audit-related fees relate to professional services, including in connection with the implementation of new accounting standards and translation services.
(3)    Fees for tax compliance, tax advice and tax planning.
(4)    All other fees not included above.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that, other than the proceedings described in the next paragraph, none of the litigation in which we are currently involved, or have been involved since the beginning of our most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition, cash flows or results of operations.

On June 1, 2016, two non-practicing entities, 99257 Canada Ltd. and 3811981 Canada Inc. (collectively, the “Plaintiffs”), filed proceedings against us and Dax Dasilva in Quebec Superior Court. The Plaintiffs allege that our legacy on-premise solution, Onsite, infringed and infringes their copyrighted “IRON” software. The Plaintiffs seek an ongoing royalty, C$27 million for disgorgement of profits, C$3 million in exemplary and punitive damages, plus interest, indemnity and costs. We filed a defense in the matter on June 7, 2019. We strongly disagree with the Plaintiffs’ position, hold that it is without merit, and intend to vigorously defend ourselves against the Plaintiffs’ claim. Should the Plaintiffs prevail in their claim, we could suffer harm both financially and to our reputation, including our ability to attract and retain customers. We have not been court ordered to pay damages or fines to date.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as described elsewhere in this AIF, the Company’s audited consolidated financial statements and notes for Fiscal 2021 and Management’s Discussion and Analysis for Fiscal 2021, no director or executive officer of Lightspeed, and to the knowledge of the directors and executive officers of Lightspeed, (i) no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of Lightspeed’s voting shares, (ii) nor any of such persons’ or companies’ associates or affiliates, (iii) nor any associates or affiliates of any director of executive officer of Lightspeed, has had a material interest, direct or indirect, that has materially affected or is reasonably expected to materially affect the Company within the three most recently completed financial years or during the current financial year.

TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our subordinate voting shares in Canada is AST Trust Company (Canada), at its principal office in Montréal, Québec, and in the United States is American Stock Transfer & Trust Company, LLC, at its principal office in Brooklyn, New York.
MATERIAL CONTRACTS
The Investor Rights Agreement is the only material contract, other than those contracts entered into in the ordinary course of business, which the Company has entered into since the beginning of the last financial year ended March 31, 2021, or entered into prior to such date, but which is still in effect and that is required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 - Continuous Disclosure Obligations.
See “Description of Share Capital – Investor Rights Agreement”, for a summary of the Investor Rights Agreement. A copy of the Investor Rights Agreement is available on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the independent registered public accounting firm of Lightspeed, reported on the consolidated financial statements for Fiscal 2021, which were filed with the securities regulatory authorities. PricewaterhouseCoopers LLP has confirmed that they are independent within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec) and of the Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION
Additional information about Lightspeed is available on our website at www.lightspeedhq.com, the website maintained by the Canadian Securities Administrators at www.sedar.com, or on the website maintained by the SEC at www.sec.gov.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans will be contained in our management information circular that will be filed in connection with our next annual meeting of shareholders. Once filed, the circular will be available on our website at www.lightspeedhq.com and at www.sedar.com and www.sec.gov.
Additional financial information is provided in our consolidated financial statements and MD&A for the fiscal year ended March 31, 2021, available on our website at www.lightspeedhq.com and at www.sedar.com and www.sec.gov.
References to our website in this AIF or any documents that are incorporated by reference in this AIF do not incorporate by reference the information on such website into this AIF, and we disclaim any such incorporation by reference.
We are a "foreign private issuer" as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Securities Exchange Act of 1934, as amended, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.
We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Information Form or our Annual Report on Form 40-F for the year ended March 31, 2021 (not including exhibits to such incorporated reports that are not specifically incorporated by reference into such reports). Requests for such copies should be directed to us via email to investorrelations@lightspeedhq.com, or by calling (514) 907-1801.

EXHIBIT A

 LIGHTSPEED POS INC.
AUDIT COMMITTEE CHARTER
I.GENERAL

1.Mandate and Purpose of the Committee

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors (the “Board”) of Lightspeed POS Inc. (the “Company”) in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions, including the Board’s oversight of:

a.the quality and integrity of the Company’s financial statements and related information;

b.the qualifications, independence, appointment and performance of the external auditor;

c.the accounting and financial reporting policies, practices and procedures of the Company and its subsidiaries and affiliates;

d.the Company’s financial risk management practices and financial reporting compliance;

e.management’s design, implementation and effective conduct of internal controls over financial reporting and disclosure controls and procedures;

f.the performance of the Company’s internal audit function; and

g.preparation of disclosures and reports required to be prepared by the Committee by any law, regulation, rule or listing standard.

2.Authority of the Committee

a.The Committee has the authority to delegate to subcommittees, provided however that the Committee shall not delegate any power or authority required by any law, regulation, rule or listing standard to be exercised by the Committee as a whole.

b.The Committee has the authority, and the Company will provide it with proper funding to enable it, to:

i.engage independent counsel and other advisors as it determines necessary or advisable to carry out its duties and to set and pay the compensation for any such advisors; and

ii.communicate directly with the external auditors and to obtain information it requires from employees, officers, directors and external parties.

Approved by the Board of Directors on May 19, 2021.

II.PROCEDURAL MATTERS

1.Composition

The Committee will be composed of a minimum of 3 members.

2.Member Qualifications

a.Every Committee member must be a director of the Company.

b.Every Committee member must be qualified to serve on the Committee pursuant to the requirements of any applicable law, regulation, rule or listing standard, including being “independent” and “financially literate” as such terms are defined by applicable laws, regulations, rules and listing standards.

c.At least one member of the Committee will have accounting or related financial management experience or expertise and such person shall be designated the “audit committee financial expert” for the purposes of applicable securities laws, regulations, rules and listing standards.

3.Member Appointment and Removal

Committee members will be appointed by the Board. The members of the Committee will be appointed promptly after each annual shareholders’ meeting and will hold office until a successor is appointed, they are removed by the Board or they cease to be directors of the Company.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Committee and will be filled by the Board if the membership of the Committee falls below 3 directors.

4.Committee Structure and Operations

a.Chair

The Board will appoint one Committee member to act as its chair (the “Chair”), provided that if the Board does not so designate a Chair, the Committee, by a majority vote, may designate a Chair. The Chair may be removed at any time at the discretion of the Board. The incumbent Chair will continue in office until a successor is appointed or he or she is removed by the Board or ceases to be a director of the Company. If the Chair is absent from a meeting, the Committee will, by majority vote, select another Committee member to preside at that meeting.

b.Meetings

The Chair will be responsible for developing and setting the agenda for Committee meetings and determining the time, place and frequency (which shall be at least quarterly) of Committee meetings, provided that any member of the Committee or the external auditor may call a Committee meeting.

c.Notice

i.Notice of the time and place of every Committee meeting will be given verbally or in writing to each member of the Committee and to the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and the President of the Company at least 24 hours prior to the time fixed for such meeting.

ii.The external auditor of the Company will be given notice of every Committee meeting and, at the expense of the Company, will be entitled to attend and be heard thereat.

iii.If requested by a Committee member, the external auditor will attend every Committee meeting held during such external auditor’s term of office.

d.Quorum

A majority of the Committee constitutes a quorum. No business may be transacted by the Committee except by resolution in writing signed by all the Committee members or at a Committee meeting at which a quorum of the Committee is present in person or by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously. At Committee meetings, Committee actions shall require approval of a majority of Committee members.

e.Attendees

The Committee may invite any directors, officers and employees of the Company and any advisors as it sees fit from time to time to attend Committee meetings (or any part thereof) and assist in the discussion and consideration of matters relating to the Committee. The Committee will meet in camera at each meeting.

f.Secretary

The Committee will appoint a secretary to the Committee who need not be a director or officer of the Company.

g.Records

Minutes of Committee meetings will be recorded and maintained by the Committee’s secretary and will be presented to the Chair for review and approval.

5.Committee and Charter Review

The Committee will annually review and assess its performance, effectiveness and contribution, including an evaluation of whether this Charter appropriately addresses the matters that are and should be within its scope. The Committee will conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board, including any recommended changes to this Charter and to the Company’s policies and procedures.

6.Reporting to the Board

The Committee will report to the Board in a timely manner with respect to each of its meetings held. This report may take the form of circulating copies of the minutes of each meeting held.

III.RESPONSIBILITIES

1.Financial Reporting

a.The Committee is responsible for:

i.discussing with management, the internal audit function and the external auditor the quality and acceptability of accounting and financial reporting standards;

ii.discussing with management, the internal audit function and the external auditor the Company’s internal controls and the integrity of the financial reporting and related attestations by the external auditors of the Company’s internal controls over financial reporting;

iii.in the course of discussion with management, the internal audit function and the external auditor, identifying problems or areas of concern and ensuring such matters are satisfactorily resolved; and

iv.engaging the external auditor to perform a review of the interim financial statements required to be prepared by any applicable law, regulation, rule or listing standard and reviewing their findings; however, no formal report from the external auditor will be required.

2.External Auditor

a.The Company’s external auditor is required to report directly to the Committee.

b.The Committee is responsible for recommending to the Board:

i.the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

ii.the compensation of the external auditor.

c.The Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

d.The Committee is responsible for reviewing and approving the proposed audit scope, focus areas, timing and key decisions (e.g., materiality, reliance on internal audit) underlying the audit plan and the appropriateness and reasonableness of the proposed audit fees.

3.Relationship with the External Auditor

The Committee is responsible for:

a.establishing effective communication processes with management, the Board and the external auditor so that it can objectively monitor the quality and effectiveness of the external auditor’s relationship with management and the Committee;

b.receiving and reviewing regular reports from the external auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditors’ final report;

c.meeting regularly with the external auditor without management present;

d.considering and reviewing with management the internal control memorandum or management letter containing the external auditor’s recommendations and management’s response, if any, including an evaluation of the adequacy and effectiveness of the Company’s internal financial controls and procedures for financial reporting and following up with respect to any identified weaknesses;

e.receiving and reviewing, at least as frequently as required by any applicable law, regulation, rule or listing standard, a report by the external auditor describing its internal quality control procedures and all relationships between the external auditor or any affiliates thereof and the Company or persons in financial reporting oversight roles at the Company that, as of the report’s date, may reasonably be thought to bear on independence, and discussing with the external auditor the potential effects of such relationships;

f.reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s present and former external auditors; and

g.pre-approving all audit and non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor where such pre-approval is required by any applicable law, regulation, rule or listing standard.

The Committee may delegate the pre-approval of services provided by the external auditor to one or more members of the Committee, which member(s) shall be independent to the extent required by any applicable law, regulation, rule or listing standard. Any such delegate shall report his or her approvals to the Committee at the next scheduled meeting.

4.Accounting Policies

The Committee is responsible for:

a.reviewing the Company’s accounting policy note to ensure completeness and acceptability with the accounting standards adopted by the Company as part of the approval of the financial statements;

b.reviewing with management and the external auditor any proposed changes in major accounting policies and key estimates and judgments that may be material to financial reporting;

c.discussing with management and the external auditor the acceptability, appropriateness (within the range of acceptable options and alternatives), degree of aggressiveness/conservatism and quality of underlying accounting policies, disclosures and key estimates and judgments; and

d.discussing with management and the external auditor the clarity and completeness of the Company’s financial and non-financial disclosures.

5.Financial Risk Management and Financial Reporting Compliance

The Committee is responsible for:

a.reviewing, with Company counsel, compliance and legal matters that could have a significant impact on the Company’s financial statements, including pending or threatened material litigation;

b.discussing the Company’s policies with respect to risk assessment and risk management as well as the Company’s major financial risk exposures and the steps management and the Risk Committee have undertaken to control them;

c.to the extent permitted by law, considering waivers of the Code of Business Conduct and Ethics applicable to members of the Compensation, Nominating and Governance Committee, and if appropriate, granting any such waivers; and

d.in consultation with management, the Risk Committee and the internal audit function, identifying the principal financial risks and deciding on the Company’s “appetite” for such financial risks.

6.Controls and Control Deviations

a.The Committee is responsible for reviewing and discussing:

i.management’s annual plan for monitoring of internal controls over financial reporting;

ii.the plan and scope of the annual audit with respect to planned reliance and testing of controls;

iii.major points contained in the auditor’s management letter resulting from control evaluation and testing; and

iv.the Company’s disclosure controls and procedures, including any significant deficiencies in or material non-compliance with, such controls and procedures.

b.The Committee is also responsible for:

i.reviewing plans of the external auditors to ensure the combined evaluation and testing of control is comprehensive, well coordinated, cost effective and appropriate to risks, business activities and changing circumstances;

ii.receiving from management and the external auditors regular reports on all major control deviations, or indications/detection of fraud, and how such control breakdowns have been corrected;

iii.meeting regularly with management without the external auditor present; and

iv.reviewing the risk of management’s ability to override the Company’s internal controls.

c.The Committee shall review and discuss with the Company’s CEO, CFO and President the process for the certifications to be provided and receive and review any disclosure from the Company’s CEO, CFO and President made in connection with the required certifications of the Company’s quarterly and annual reports filed, including

i.any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data; and

ii.any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

d.The Committee shall establish procedures for:

i.the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

ii.the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7.Internal Audit

a.    The Company’s internal audit function is required to report directly to the Committee.

b.    The Committee is responsible for the appointment, remuneration, replacement, reassignment, or removal of the head of the internal audit function.

c.    The Committee is responsible for conducting an annual review of the performance of the internal audit function and assessing the effectiveness and operational adequacy of the department.

d.    The Committee is responsible for reviewing and approving the proposed internal audit scope, focus areas, timing and key decisions underlying the internal audit plan and the appropriateness and reasonableness of the proposed budget and resource plan.

8.Relationship with the Internal Audit Function

The Committee is responsible for:

a.    establishing effective communication processes with management, the Board and the internal audit function so that it can objectively monitor the quality and effectiveness of the internal audit function’s relationship with management and the Committee;

b.    meeting regularly with the internal audit function without management and the external auditor present;

c.    reviewing and approving at least annually the internal audit function’s internal audit charter;

d.    reviewing the results of the quality assurance and improvement program (and results communicated by the head of the internal audit function); and

e.    receiving and reviewing regular reports from the internal audit function on the progress against the approved internal audit plan, important findings, and recommendations for improvements.

9.Public Disclosure of Financial Information and Other Public Disclosure

In connection with the public disclosure of financial information and other public disclosure, the Committee shall:

a.review the Company’s annual and interim financial statements, MD&A, prospectus-type documents, earnings press releases (including financial outlook, future-oriented financial information and other forward-looking information) and other disclosure material filed with any securities commission before the Company publicly discloses this information and, if appropriate, recommend for approval by the Board, focusing particularly on:

i.any changes in accounting policies and practices;

ii.any material areas where judgment must be exercised;

iii.the going concern assumption, if any;

iv.compliance with accounting standards; and

v.subject to the advice of internal or external legal counsel, compliance with applicable laws, regulations, rules and listing standards;

b.review with management its evaluation of the Company’s procedures and controls designed to assure that information required to be disclosed in the Company’s periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by applicable laws, regulations, rules and listing standards for the filing of such reports, and consider whether any changes are appropriate in light of management’s evaluation of the effectiveness of such disclosure controls;

c.as applicable, establish a policy, which may include delegation to an appropriate member or members of management, for release of earnings press releases as well as for the release of financial information and earnings guidance provided to analysts and rating agencies;

d.satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures; and

e.to the extent deemed appropriate, review and supervise the preparation by management of:

i.any information of the Company required to be filed by the Company with applicable securities regulators or stock exchanges;

ii.press releases of the Company containing material financial information, earnings guidance, forward-looking statements, information about operations or any other material information;

iii.correspondence broadly disseminated to the shareholders of the Company; and

iv.other relevant material written and oral communications or presentations.

10.Other Responsibilities

a.The Chair of the Committee is responsible for setting forth the Committee’s expectations with respect to information (e.g., nature, level of detail, timing, reports, etc.) and ensuring the information received is responsive to important performance measures and to the key risks the Committee oversees.

b.The Committee is responsible for, and has the explicit authority, to investigate any matters that fall within the Committee’s responsibilities.

11.Limitation on Duties of the Committee

The Committee shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Committee members are not full-time Company employees and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this Charter do not create any duty or obligation of the Committee to (i) plan or conduct any audits, (ii) determine or certify that the Company’s financial statements are complete, accurate, fairly presented or in accordance with IFRS or GAAP, as applicable, and applicable laws, regulation, rules or listing standards, (iii) guarantee the external auditor’s reports, or (iv) provide any expert or special assurance as to internal controls or management of risk. Committee members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information, the accuracy and completeness of the information provided and management’s representations as to any audit or non-audit services provided by the external auditor.

Nothing in this Charter is intended or may be construed as to impose on any Committee member or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the Company’s amended articles of incorporation or by-laws or any law, regulation, rule or listing standard to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations, rules and listing standards. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to Company securityholders or other liability whatsoever.